Exhibit 99.3

WIPRO LIMITED

Regd. Office: Doddakannelli, Sarjapur Road, Bangalore-560 035.

MEETING OF SHAREHOLDERS

Date: 21.7.2005

Time: 5.30 p.m.

Venue: at the Registered Office:

Doddakannelli, Sarjapur Road, Bangalore-560 035

CONTENTS	Page Nos.

1. Notice convening Meeting of Equity Shareholders of Wipro Limited	2-3
2. Explanatory Statement under Section 393 of the Companies Act, 1956	4-11
3. Scheme of Amalgamation of Spectramind Limited, Mauritius and Spectramind Limited, Bermuda with Wipro Limited	12-20
4. Form of Proxy	21
5. Attendance Sheet	23

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IN THE HIGH COURT OF KARNATAKA AT BANGALORE

Original Jurisdiction

In the matter of Companies Act, 1956

a n d

In the matter of Sections 391 to 394 of the Companies Act,1956

a n d

In the matter of WIPRO LIMITED

a n d

In the matter of Scheme of Amalgamation of Spectramind Limited, Mauritius and Spectramind Limited,
Bermuda with WIPRO Limited

Company Application No. 504 of 2005

Wipro Limited,
Registered Office:
Doddakannelli, Sarjapur Road,
Bangalore — 560 035	APPLICANT/TRANSFEREE COMPANY

NOTICE CONVENING THE MEETING OF THE SHAREHOLDERS

To

The Shareholders of Wipro Limited,

TAKE NOTICE that by an Order made on the 21st day of June, 2005, in the above Company Application, the Hon’ble High Court of Karnataka at Bangalore has directed that a meeting of the Shareholders of the Applicant / Transferee Company be held at the Registered Office of the Applicant/Transferee Company situated at Doddakannelli, Sarjapur Road, Bangalore-560 035, on Thursday, the 21st day of July, 2005 at 05.30 P.M. for the purpose of considering and, if thought fit, approving, with or without modification the Scheme of Amalgamation proposed to be made between Spectramind Limited, Mauritius and Spectramind Limited, Bermuda and the Applicant / Transferee Company.

TAKE FURTHER NOTICE that in pursuance of the said Order, a meeting of the Shareholders of the Applicant / Transferee Company will be held at the registered office of the Applicant/Transferee Company situated at Doddakannelli, Sarjapur Road, Bangalore-560 035, on Thursday, the 21st day of July, 2005 at 05.30 P.M. at which time and place you are requested to attend.

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TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy provided that a proxy in the prescribed form, duly signed by you, is deposited at the Registered Office of the Applicant / Transferee Company at Doddakannelli, Sarjapur Road, Bangalore-560 035, not later than 48 hours before the meeting.

The Court has appointed Mr. Azim H. Premji, failing him Mr. N. Vaghul, and failing him Mr. B.C. Prabhakar to be the Chairman of the said meeting.

A copy of the Scheme of Amalgamation, the statement under Section 393 of the Companies Act, 1956, the Form of Proxy and Attendance Sheet are enclosed.

Dated this Tuesday, the 21st day of June 2005.

AZIM H. PREMJI

Chairman appointed for the meeting

Note: All alterations made in the form of proxy should be initialed

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IN THE HIGH COURT OF KARNATAKA AT BANGALORE

Original Jurisdiction

In the matter of Companies Act, 1956

a n d

In the matter of Sections 391 to 394 of the Companies Act,1956

a n d

In the matter of WIPRO LIMITED

a n d

In the matter of Scheme of Amalgamation of Spectramind Limited, Mauritius and Spectramind Limited,
Bermuda with WIPRO Limited

Company Application No. 504 of 2005

Wipro Limited,
Registered Office:
Doddakannelli, Sarjapur Road,
Bangalore-560 035	APPLICANT/TRANSFEREE COMPANY

EXPLANATORY STATEMENT UNDER SECTION 393
OF THE COMPANIES ACT, 1956

Pursuant to the Order dated June 21, 2005 passed by the Hon’ble High Court of Karnataka at Bangalore in the Company Application referred to hereinabove, separate meetings of the Shareholders and Creditors of the Applicant/ Transferee Company to be held on Thursday, the 21st day of July, 2005 at 5.30 P.M. and on Friday the 29th day of July 2005 at 4.30 pm. respectively, are being convened for the purpose of considering and, if thought fit, approving with or without modification(s) the arrangement embodied in the Scheme of Amalgamation (the “Scheme”) between Spectramind Limited, Mauritius and Spectramind Limited, Bermuda and the Applicant / Transferee Company. The resolution to be submitted at the said meetings will read as follows:

“RESOLVED THAT pursuant to Sections 391 to 394 of the Companies Act, 1956 (the Act) and Rules 67 to 87 of the Companies (Court) Rules, 1959 (the Rules) and other applicable provisions, if any, of the Act and the Rules and subject to sanction by the Honorable High Court at Karnataka, and subject to the sanction of the statutory authorities of Mauritius and Bermuda and subject to such terms and conditions and modification(s) as may be imposed, prescribed or suggested by the Courts or other appropriate authorities, the Scheme of Amalgamation of Spectramind Limited, Mauritius and Spectramind Limited, Bermuda with Wipro Limited in terms of the draft laid before the meeting and initialed by the Chairman for the purpose of identification, be and is hereby approved.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorised to sign, seal and deliver all documents, agreements and deeds and perform all acts, matters and things and to take all such steps as may be necessary or desirable to give effect to this resolution.”

In this statement, Wipro Limited is hereinafter referred to as “the Applicant Company” or “the Transferee Company” and Spectramind Limited, Mauritius (Transferor Company No. 2) and Spectramind Limited, Bermuda (Transferor

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Company No. 1) is referred to as “the Transferor Companies”. Where the context so requires, the Transferor Companies and the Transferee Company are together referred to as the “Companies”

The Registered Office of the Applicant / Transferee Company is situated at Doddakannelli, Sarjapur Road, Bangalore-560 035.

The Registered Office of the Transferor Company No. 1 is situated at Canon’s Court, 22, Victoria Street, Hamilton HM 12, Bermuda.

The Registered Office of the Transferor Company No. 2 is situated at 3rd Floor, Les Cascades, Edith Cavell Street, Port Louis, Mauritius.

The Applicant / Transferee Company was originally incorporated on 29.12.1945 under the provisions of The Companies Act, 1913 under the name and style Western India Vegetable Products Limited in the State of Maharashtra, with Registration No. 4713 of 1945-46. The Applicant Company changed its name to Wipro Products Limited with effect from 17.6.1977. The Applicant Company subsequently changed its name to Wipro Limited with effect from 28.4.1984. The Applicant Company subsequently changed its Registered Office from the State of Maharashtra to the State of Karnataka w.e.f. 10.7.1996.

The TRANSFEROR COMPANY No. 1 was incorporated on March 2, 2000 under the provisions of the Companies Act, 1981, Bermuda, and is engaged in the business of developing, marketing and other services for companies engaged in IT (Information Technology) Enabled Services business.

The TRANSFEROR COMPANY No. 2 was incorporated on October 18, 2000 under the provisions of the Companies Act, 1984, Mauritius, and is engaged in the business of investment holding company.

A. Capital Structure :

     Pre-Amalgamation & Post Amalgamation of Wipro Limited

Authorised Share Capital :	Rs.
75,00,00,000 Equity Shares of Rs. 2/– each and 250,00,000 redeemable cumulative preference shares of Rs.10/– each	175,00,00,000/-

Issued, Subscribed and Paid up :

70,35,70,522 Equity Shares of Rs. 2/– each	140,71,41,044/-
Pre-Amalgamation & Post Amalgamation of Transferor Company No.1

Authorised :

5,000,000,000 Zero Coupon, Non – redeemable Convertible Series A Preference shares of US $0.01	$50,000,000

Issued, Subscribed and Paid up :

963,092,931 Zero Coupon, Non – redeemable Convertible Series A Preference shares of US$0.01 each	$9,630,929

Add: Share Application Pending Allotment for 260000000 Zero Coupon, Non-redeemable Convertible Series A Preference shares of USD 0.01	$26,00,000

All the shares issued by the TRANSFEROR COMPANY No.1, as above, are held by the Transferee Company and its nominees. Accordingly, the TRANSFEROR COMPANY No.1 is a wholly owned subsidiary of the Transferee Company.

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Pre-Amalgamation and Post Amalgamation of Transferor Company No. 2

Authorised :

25,000,000 ordinary shares of US$1 each	$25,000,000

Issued, Subscribed and Paid up :

78,13,983 ordinary shares of US$1 each	$7,813,983

Add : Share Application money pending allotment for 25,69,980 ordinary shares of US$1 each	$2,569,980

All the ordinary shares issued by the TRANSFEROR COMPANY No. 2, as above, are held by the Transferor Company No. 1

Note : Post Amalgamation, entire shares of the Transferor Companies will be cancelled.

B. Shareholding pattern :

Pre-Amalgamation and Post Amalgamation of WIPRO LIMITED

Pre-amalagamation & Post amalgamation of Wipro Limited

Category	No. of shares	%
Foreign promoters	Nil	—
Mutual Funds	2,838,324	0.40
FIs	7,104,093	1.01
FIIs	26,765,230	3.81
Private Corporate Bodies	12,243,732	1.74
Indian Public	48,184,857	6.86
NRI/OCBs	7,344,547	1.04
Others	599,089,739	85.14
Total	703,570,522	100.00

Pre-Amalgamation of Transferor Company No. 1

Category	No. of shares	%
Nominees of Wipro Limited	963,092,931	100
Total	963092931	100
Add : Share application – pending allotment	260,000,000	100%

Pre-Amalgamation of Transferor Company No. 2

Category	No. of Shares	%
Nominees of WIPRO LIMITED	7813983	100
Total	7813983	100
Add : Share application money pending Allotment	2569980	100

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The annual accounts of Transferor Companies as at 31st March, 2004 and as at 31st March, 2003 have been audited. The following summary extracted from the said accounts indicates the financial position of (Transferor Companies) as at March 31, 2004.

Particulars	Transferor Co. No. 1	Transferor Co. No. 2
Share Capital	9,630929	7,813,983
Loan Funds	Nil	Nil
Reserves and Surplus (net)	2,735,549	3,433,257
Total	12,366,478	11,247,240
Investments	11,247,240	11,094,640
Leasehold Land	Nil	Nil
Net current assets	7,514	(5697)
Preliminary expenses	Nil
Profit and loss account	1,111,724	158,297
Total	12,366,478	11,247,240

Subsequent to the date of the aforesaid audited accounts, there has been no substantial change in the financial position of Transferor Companies excepting those arising or resulting from the usual course of business.

The following summary extracted from the Audited Financial Statements for the last 2 years of Transferor Company No.1 :

Particulars	As of March 31, 2004 ($)	As of March 31, 2003 ($)
Share capital	9,630,929	9,630,929
Share Application	Nil	Nil
Fixed assets	Nil	Nil
Leasehold Land	Nil	Nil
Net Current Assets	7,514	16,401
Preliminary expenses	Nil	Nil
Pre-operative expenses	Nil	Nil
Investments	11,247,240	11,247,240

The following summary extracted from the Audited Financial Statements for the last 2 years of Transferor Company No. 2 :

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Particulars	As of March 31, 2004 ($)	As of March 31,2003 ($)
Share capital	7,813,983	7,813,983
Share Application	Nil	Nil
Fixed assets	Nil	Nil
Leasehold Land	Nil	Nil
Net Current Assets	(5,697)	(5,531)
Preliminary expenses	Nil	Nil
Pre-operative expenses	Nil	Nil
Investments	11,094,640	11,094,640

The annual accounts of WIPRO Limited (Transferee Company) as at 31st March, 2005 have been audited. The following summary indicates the financial position (Financial results) of WIPRO Limited (Transferee Company) for the year ended 31.3.2005:

Particulars	Rs. in Lakhs
Total Income	732,669.50
Total Expenditure	538,723.70
Interest	556.80
Depreciation	17,686.70
Purchase of Business Contracts	Nil
Profit/(loss) before Tax	175,702.30
Provision for Taxation	26,220.20
Net Profit/(loss) after tax	149,482.10
Paid up Equity Share Capital	14,071.40

The following summary extracted from the Audited Financial Statements for the last 3 years of WIPRO Limited (Transferee Company):

(Rs. ‘000s)

Particulars	March 31, 2005	March 31, 2004	March 31, 2003
Share Capital	14,071.40	4,655.20	4,651.28
Reserves & Surplus	475,172.90	346,103.90	328,370.27
Secured Loans	2,158.90	9,474.70	5,255.62
Unsecured Loans	4,050.30	594.10	1,718.85
Fixed Assets	115,820.00	79,472.90	65,915.10
Investments	285,951.10	245,603.30	144,071.61
Net current assets	90,617.30	32,596.40	126,991.49
Deferred tax assets/liabilities (net)	3,185.60	3,155.30	3,030.04

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Subsequent to the date of the aforesaid audited accounts, there has been no substantial change in the financial position of WIPRO Limited excepting those arising or resulting from the usual course of business. The Issued, Subscribed and Paid-up Share Capital has increased due to allotment of shares pursuant to exercise of Employee Stock Options from time to time.

Messrs.Suresh C Senapaty, Tamal Das Gupta, V. Balakrishnan, Bijay Sahoo, Dev Joory and Culdip Basant Lala are the Directors of Transferor Companies.

For WIPRO Limited (Transferee Company), Mr. Azim H. Premji is the Chairman and Managing Director (designated as “Chairman”), Mr. Vivek Paul is the Executive Vice Chairman, Mr. Suresh C. Senapaty is the CFO and Messrs N. Vaghul, Ashok Ganguly, P. M. Sinha, Prof. Eisuke Sakakibara, Mr. B. C. Prabhakar and Dr. Jagdish N. Sheth are Non-executive Directors.

Messrs. Ashok Ganguly, N. Vaghul, Prof. Eisuke Sakakibara and Dr. Jagdish N. Sheth do not hold any shares in WIPRO Limited. Mr. Azim H Premji, Mr. Vivek Paul, Mr. B. C. Prabhakar and Mr P M Sinha hold 28,021,530 shares, 2000 shares, 1500 shares and 10,000 shares respectively in WIPRO Limited, as on the date of this Notice.

Messrs. Suresh C. Senapaty, Mr. Tamal Das Gupta, Mr. Bijay Sahoo and Mr. V. Balakrishnan are associated with the subsidiaries of Wipro Limited i.e Spectramind Limited, Mauritius and Spectramind Limited, Bermuda.

Save as aforesaid none of the Directors of the Transferor Company and the Transferee Company have any material interest in the Scheme.

The Share Capital of the Applicant / Transferee Company and the Transferor Company as of April 1, 2005 are set out in paragraph 2 of the Scheme respectively.

The Applicant / Transferee Company is engaged in the business of Information Technology.

The Transferor Company No.1 is engaged in the business of developing, marketing and other services for companies engaged in IT (Information Technology) Enabled Services businesss.

The Transferor Company No.2 is engaged in the business of Investment holding company.

The objects for which the Applicant / Transferee Company and the Transferor Company have been set up are set out in their respective Memorandum and Articles of Associations.

The circumstances and / or reasons and / or grounds that have necessitated and / or justified the Scheme and the advantages thereof are inter-alia as set out below :

(a)	The amalgamation will enable the TRANSFEREE COMPANY to consolidate its business operations world wide and provide significant impetus to the growth of the TRANSFEREE COMPANY since both the Transferor and the TRANSFEREE COMPANY are engaged in the same business area. The consolidation by way of an amalgamation will lead to synergies of operation and stronger and wider capital and financial base for future growth/expansion- more specifically the following.

i.	To bring the three corporate entities under one roof to portray one face to the customers with one legal entity (e.g. one invoice for all services)

ii.	Better leverage of facilities, infrastructure and people and for better administration

(b)	The amalgamation will result in economy of scale and reduction in overheads, administrative, managerial and other expenditure, operational rationalization, organizational rationalization efficiency and optimal utilization of various resources.

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(c)	The managerial expertise of the Companies will be combined giving additional strength to the Transferee Company. Consequently, the TRANSFEREE COMPANY will offer a strong financial structure to all the creditors including the creditors of the Transferor Company, facilitate resource mobilization and achieve better cash flows. This could contribute substantially towards enhancement of the shareholders’ value of the Transferee Company.

(d)	Duplication of administrative functions will be eliminated together with the multiple record keeping resulting in reduced expenditure.

(e)	The amalgamation will result in significant reduction in the multiplicity of legal and regulatory compliances required at present to be carried out by both the Transferor and the Transferee Company.

(f)	The banks, creditors and institutions, if any, are not affected by the proposed amalgamation as their security is maintained.

(g)	There will be improvement in financial structure and financial management of the Company.

The Boards of Directors of the Applicant/ Transferee Company have approved the Scheme at their meeting held on April 22, 2005. A copy of the Scheme is enclosed.

The salient features of the Scheme are as under :

(i)	The Scheme shall be effective from the Transfer Date i.e April 1, 2005 but shall be operative from the Effective Date.

(ii)	The Transferor Companies being a wholly owned subsidiary of the Applicant / Transferee Company, there will be no further issue and allotment of shares by the Applicant / Transferee Company to the members of the Transferor Companies, nor any increase in the Share Capital of the Applicant / Transferee Company, since entire shares of the Transferor Companies are proposed to be cancelled. Therefore, there will be no share exchange ratio issue or valuation of the shares by any valuer.

(iii)	With effect from the Transfer Date, all debts, liabilities, duties and obligations of the Transferor Companies shall also be and stand transferred or deemed to be transferred, without further act, instrument or deed to the Applicant / Transferee Company, pursuant to the provisions of Section 394 of the said Act so as to become as and from the Transfer Date, the debts, liabilities, duties and obligations of the Transferor Companies and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangements by virtue of which such debts, liabilities, duties and obligations have arisen in order to give effect to the provisions of this clause.

(iv)	The Transferor Companies will, after the Transfer Date and upto the Effective Date, carry on its business with reasonable diligence and shall not, without the written consent of the Applicant / Transferee Company alienate, charge, mortgage or encumber or otherwise deal with the Undertakings or any part thereof except in the ordinary course of Business.

(v)	The Transferor Companies shall not vary the terms and conditions of the service of its staff and employees except in the ordinary course of business.

(vi)	The services of employees of the Transferor Companies on the Effective Date, shall become employees of the Applicant / Transferee Company on such date and shall not be treated as having been broken or interrupted for the purpose of Provident Fund or Gratuity or Superannuation or statutory purposes or otherwise and for all purposes will be reckoned from the date of their respective appointments with the Transferor Company.

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(vii)	On the Scheme becoming effective, the Transferor Companies shall be dissolved without being wound up.

(viii)	Upon the coming into effect of the Scheme, all legal proceedings by or against the Transferor Companies shall be continued and be enforced by or against the Applicant / Transferee Company.

There is no likelihood that any Creditor of the Applicant / Transferee Company would lose or be prejudiced as a result of the Scheme being passed since no sacrifice or waiver is at all being called for from any Creditor or are any other rights of any Creditors sought to be modified in any manner. Further, the Applicant / Transferee Company which is in a sound financial position and has sufficient funds, as can be seen from the Audited Accounts of the Transferee Company as at 31st March, 2005, would be able to meet the liabilities as they arise in the ordinary course of business.

No investigation proceedings have been instituted and / or are pending under Sections 235 to 251 of the Companies Act, 1956 against the Applicant / Transferee Company.

Inspection of the following documents may be taken at the Registered Office of the Applicant/ Transferee Company on any working day (except Saturday and Sunday) prior to the date of the meeting between 10.00 A.M. to 12.00 Noon.

(i)	Order dated June 21, 2005 of the Hon’ble High Court of Karnataka at Bangalore passed in Company Application No. 504 of 2005 directing the convening of the meetings of Shareholders and Creditors of the Applicant / Transferee Company.

(ii)	Scheme of Amalgamation

(iii)	Memorandum and Articles of Associations of the Applicant / Transferee Company and the Transferor Companies.

(iv)	Annual Report of the Applicant / Transferee Company for the year ended 31st March, 2005 and the Annual Report of the Transferor Companies as at 31st March, 2004.

This statement may also be treated as an Explanatory Statement under Section 173 of the Companies Act, 1956.

AZIM H.PREMJI

Chairman appointed for the meeting

Dated this Tuesday, the 21st day of June, 2005

Registered Office:
Doddakannelli, Sarjapur Road,
Bangalore-560 035.

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SCHEME OF AMALGAMATION

OF

SPECTRAMIND LIMITED, MAURITIUS

AND

SPECTRAMIND LIMITED, BERMUDA

WITH
WIPRO LIMITED

PRELIMINARY

A.	This scheme of amalgamation provides for the amalgamation of Spectramind Limited, Bermuda and Spectramind Limited, Mauritius i.e. TRANSFEROR COMPANY 1 and TRANSFEROR COMPANY 2 collectively referred to as TRANSFEROR COMPANIES having its registered offices at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda and 3rd Floor, Les Cascades, Edith Cavell Street, Port Louis, Mauritius respectively with Wipro limited i.e. the TRANSFEREE COMPANY having its registered office at Doddakannelli, Sarjaupur Road, Bangalore-560035 pursuant to the relevant provisions of the Companies Act, 1956.

B.	The TRANSFEROR COMPANIES ARE wholly owned subsidiaries of the TRANSFEREE COMPANY which is holding directly/ indirectly the entire issued, subscribed and paid-up equity share capital of the TRANSFEROR COMPANIES together with its nominees.

C.	The TRANSFEREE COMPANY was incorporated on 29 December, 1945 under the provisions of the Companies Act, 1913. The TRANSFEREE COMPANIES were set up for various activities including the dealing in computer equipments, software and all related businesses more commonly called as Information Technology (IT) business. The shares of the TRANSFEREE COMPANY are listed on the National Stock Exchange of India Limited and The Stock Exchange, Mumbai and ADRs are listed on the New York Stock Exchange.

D.	The TRANSFEROR COMPANY 1 was incorporated on March 2, 2000 under the name of Spectramind Limited, Bermuda and the TRANSFEROR COMPANY 2 was incorporated on October 18, 2000 under the name of Spectramind Limited, Mauritius. The TRANSFEROR COMPANY 1 develops marketing and other services for companies engaged in IT (Information Technologies) Enabled Services business more commonly called as ‘Business Process Outsourcing or ‘BPO’ The TRANSFEROR COMPANY 2 is an investment holding company.

E.	By the Scheme of Amalgamation it is proposed to merge the TRANSFEROR COMPANIES with the TRANSFEREE COMPANY without winding up of the former for the purpose of better, efficient and economical management, control and running of their businesses, and for further development and growth of the business of the TRANSFEREE COMPANY and for administrative convenience. The proposed amalgamation between the TRANSFEROR COMPANIES and the TRANSFEREE COMPANY shall result in the following, benefits, amongst other, to all companies, their respective members and creditors:

(a)	The amalgamation will enable the TRANSFEREE COMPANY to consolidate its business operations world wide and provide significant impetus to the growth of the TRANSFEREE COMPANY since both the Transferor and the TRANSFEREE COMPANY are engaged in the same business area. The

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consolidation by way of an amalgamation will lead to synergies of operation and stronger and wider capital and financial base for future growth/expansion-more specifically the following.

i.	To bring the three corporate entities under one roof to portray one face to the customers with one legal entity (e.g. one invoice for all services)

ii.	Better leverage of facilities, infrastructure and people and for better administration

(b)	The amalgamation will result in economy of scale and reduction in overheads, administrative, managerial and other expenditure, operational rationalization, organizational rationalization efficiency and optimal utilization of various resources.

(c)	The managerial expertise of the Companies will be combined giving additional strength to the Transferee Company. Consequently, the TRANSFEREE COMPANY will offer a strong financial structure to all the creditors including the creditors of the Transferor Company, facilitate resource mobilization and achieve better cash flows. This could contribute substantially towards enhancement of the shareholders’ value of the Transferee Company.

(d)	Duplication of administrative functions will be eliminated together with the multiple record keeping resulting in reduced expenditure

(e)	The amalgamation will result in significant reduction in the multiplicity of legal and regulatory compliances required at present to be carried out by both the Transferor and the Transferee Company.

(f)	The banks, creditors and institutions, if any, are not affected by the proposed amalgamation as their security is maintained.

(g)	There will be improvement in financial structure and financial management of the Company.

IN CONSIDERATION OF THE RECIPROCAL PROMISES, THIS SCHEME BETWEEN THE TRANSFEROR COMPANIES AND THE TRANSFEREE COMPANY AND THEIR RESPECTIVE SHAREHOLDERS, CREDITORS (SECURED AND UNSECURED) IS BEING PROPOSED IN ACCORDANCE WITH THE TERMS SET OUT HEREUNDER.

I.	DEFINITIONS

In this Scheme, unless repugnant to the context or meaning thereof, the following expressions shall have the following meanings:-

A.	“ACTS” means the Indian Companies Act, 1956, Companies Act, 1984 of Mauritius and Companies Act, 1981 of Bermuda, or any Statutory modifications or re-enactment thereof for the time being in force in the respective countries.

B.	“APPOINTED DATE” means 1st April 2005.

C.	“ASSETS ” shall mean all the business, undertakings, estates, assets, properties, rights, titles and interests of whatsoever nature and kind and wheresoever situate in India and abroad, of the respective Transferor Companies, including but not limited to-

(a)	all assets, moveable and immoveable, real or personal, in possession or reversion, corporeal or incorporeal, tangible or intangible, free hold or lease hold, fixed or current, including computers and telecommunication equipments, computer hardware, software and programs, plant and machinery, office equipments, furniture and fixtures, vehicles, sundry debtors, cash and bank balances, loans and advances, deposits, buildings, godowns, warehouses, offices, inventories, bills

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of exchange, peripherals and accessories, receivables, investments, goodwill, investment is shares, debentures, bonds, mutual funds etc.

(b)	all the registrations, permits, quotas, rights, entitlements, industrial and other licences, concessions, incentives, subsidies, approvals, authorisations, consents, tenancies, trade marks, patents, copyrights, all intellectual property rights and licences thereunder, technical know-how, permits, designs, patterns, inventions, leasehold rights, leases, tenancy rights privileges, all other rights, benefits and entitlements including sales tax deferrals and other benefits, lease rights (including the benefit of any applications made therefor), powers and facilities of every kind, nature and description whatsoever, rights to use and avail of telephones, telexes, facsimile connections, e-mail connections, communication facilities and installations, utilities, electricity and other services, provisions, funds, benefits of all agreements, contracts and arrangements, benefits under Letter of Credit, Guarantees, Letters of Comfort etc. issued for the benefit of the Company, benefits under government schemes, deferred tax benefits and other benefits accruing on account of past expenditure and all such other interests / benefits;

(c)	all earnest moneys and/or security deposits;

(d)	all records, files, papers, engineering and process information, manuals, data, catalogues, quotations, sales and advertising materials, list of present and former customers and suppliers, customer credit information, customer pricing information and all other records pertaining to business.

D.	“The EFFECTIVE DATE” means the date on which all the conditions and filings referred to in Clause 17 hereof have been fulfilled and approvals and consents referred to therein have been obtained.

References in this Scheme to the date of “coming into effect of this Scheme” or “becoming effective” or “effectiveness of this Scheme” shall mean the Effective Date.

E.	“EMPLOYEES” mean the staff, workmen and employees on the pay rolls of the Transferor Companies;

F.	“LIABILITIES” shall mean all the debts, secured and unsecured loans, liabilities, responsibilities, obligations, duties of the respective Transferor Companies

G.	“SHAREHOLDERS” means respectively the persons registered as holders of equity/preference shares of the Company concerned.

H.	“SCHEME” means this Scheme of Amalgamation in its present form or with any modification(s) approved or imposed or directed by the High Court of Karnataka at Bangalore, applicable statrutory authorities of Bermuda and Mauritius.

I.	“TRANSFEREE COMPANY” means “WIPRO LIMITED” a Company incorporated under the provisions of the Companies Act, 1956 and having its registered office at Doddakannelli, Sarjapura Road, Bangalore- 560 035.

J.	“TRANSFEROR COMPANY NO. 1” means “SPECTRAMIND LIMITED, Bermuda” a Company incorporated under the provisions of the Companies Act, 1981, Bermuda and having its registered office at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda

K.	“TRANSFEROR COMPANY NO. 2” means “SPECTRAMIND LIMITED, Mauritius” a Company incorporated under the provisions of the Companies Act, 1984 of Mauritius and having its registered office at No. 3rd Floor, Les Cascades, Edith Cavell Street, Port Louis, Mauritius.

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L.	“TRANSFEROR COMPANIES” means Transferor Company No.1 and Transferor Company No. 2 collectively.

M.	Other expressions used in this Scheme and not expressly defined herein shall carry the same meaning as is given to them in the Companies Act, 1956.

II.	SHARE CAPITAL

(1)	The Authorised, Issued, Subscribed and Paid up Share Capital of the TRANSFEREE COMPANY as of 1st April, 2005 is as stated below:

Authorised:	Rs.
75,00,00,000 Equity Shares of Rs. 2/- each	1,50,00,00,000/-
2,50,00,000 – Redeemable Cumulative
Preference shares of Rs.10/- each	25,00,00,000/-
Total	175,00,00,000/-

Issued, Subscribed and Paid up :

70,35,70,522 Equity Shares of Rs. 2/- each	1407,141,044/-

(2)	The present Authorised, issued, subscribed and paid up Share Capital of the TRANSFEROR COMPANY NO. 1 is as stated below:-

Authorised :

5,000,000,000 Zero Coupon, Non-redeemable Convertible Series A Preference shares of US $0.01	$50,000,000

Issued, Subscribed and Paid up :

963,092,931 Zero Coupon, Non-redeemable Convertible Series A Preference shares of US$0.01 each	$9,630,929
Add : Share Application Pending Allotment for 260000000 Zero Coupon, Non-redeemable Convertible Series A Preference shares of USD 0.01	$26,00,000

All the shares issued by the TRANSFEROR COMPANY No.1, as above, are held by the Transferee Company and its nominees. Accordingly, the TRANSFEROR COMPANY No.1 is a wholly owned subsidiary of the Transferee Company.

(3)	The Authorised, issued, subscribed and paid up Share Capital of the TRANSFEROR COMPANY NO.2 as on April 1, 2005 is as stated below:-

Authorised :

25,000,000. ordinary shares of US$1 each	$25,000,000

Issued, Subscribed and Paid up :

78,13,983 ordinary shares of US$1 each	$7,813,983
Add : Share Application money pending allotment for 2569980 ordinary shares of US$1 each	$2,569,980

15

All the ordinary shares issued by the TRANSFEROR COMPANY No. 2, as above, are held by the Transferor Company No. 1

Note : Post Amalgamation, entire shares of the Transferor Companies will be cancelled.

OPERATIVE DATE OF THE SCHEME

1.	The Scheme set out herein shall be operative from the Appointed Date but shall become effective on the Effective Date.

TRANSFER OF ASSETS AND LIABILITIES

2. Upon coming into effect of this Scheme and with effect from the Appointed Date –

a)	All the ASSETS of the TRANSFEROR COMPANIES as on the APPOINTED DATE shall, without any further act, instrument or deed pursuant to the Acts be transferred to and vested in or be deemed to have been transferred to and vested in the TRANSFEREE COMPANY on a going concern basis, so as to become the business, undertaking, estate, assets, properties, rights, title and interests of the TRANSFEREE COMPANY but subject to all charges, liens, mortgages, if any, then affecting the same or part thereof.

b)	All the LIABILITIES of the TRANSFEROR COMPANIES as on the APPOINTED DATE shall also stand transferred to and vested in or be deemed to have been transferred to and vested in the TRANSFEREE COMPANY on a going concern basis, without any further act or deed pursuant to the Acts so as to become the liabilities, debts, duties and obligations, dues, loans and responsibilities of the TRANSFEREE COMPANY on the same terms and conditions as was applicable to the respective TRANSFEROR COMPANIES. It shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, loans, liabilities, duties and obligations have arisen in order to give effect to the provisions of this Scheme.

c)	In respect of such of the assets of the TRANSFEROR COMPANIES as are movable in nature or are otherwise capable of transfer by delivery or by endorsement and delivery, the same shall pursuant to the provisions of the Acts stand transferred to without requiring any further deed or instrument of conveyance for transfer of the same, and shall become property of the TRANSFEREE COMPANY.

d)	In respect of such of the ASSETS of the TRANSFEROR COMPANY other than those referred to in sub-clause (c) above, the same shall, as more particularly provided in sub-clause (a) above, without any further act, instrument or deed, be transferred to and vested in and/or be deemed to be transferred to and vested in the TRANSFEREE COMPANY on the APPOINTED DATE pursuant to the provisions of the Acts.

e)	Any statutory and other licences, registrations, permissions, approvals or consents to carry on the operations, whether in India or abroad and whether issued by statutory and other authorities in India or abroad, of the TRANSFEROR COMPANIES shall stand vested in or transferred to the TRANSFEREE COMPANY without any further act or deed and shall be appropriately mutated by the Statutory and other Authorities concerned in favour of the Transferee Company upon the Scheme becoming effective. The benefit of all such statutory and regulatory permissions, factory licenses, environmental approvals and consents, sales tax registrations or other licenses and consents shall vest in and become available to the TRANSFEREE COMPANY pursuant to this Scheme.

3.	All the assets acquired by or belonging to the TRANSFEROR COMPANIES and all the liabilities incurred by the TRANSFEROR COMPANIES after the Appointed Date and prior to the Effective Date shall also

16

stand transferred to and vested in the TRANSFEREE COMPANY in the same manner as specified in clause 2 upon the coming into effect of the Scheme.

4.	All liabilities and obligations arising out of guarantees executed by the TRANSFEROR COMPANIES relating to its Undertaking/business in favour of third party shall become liability/obligation of the TRANSFEREE COMPANY which it undertakes to meet, discharge and satisfy.

LEGAL PROCEEDINGS

5.	Upon the Scheme becoming effective all legal proceedings then pending by or against the TRANSFEROR COMPANIES shall thereafter be continued by or against the TRANSFEREE COMPANY.

6.	The transfer and vesting of the ASSETS and LIBILITIES under clauses 1,2,3 and 4 hereof and the continuance of the proceedings by or against the TRANSFEREE COMPANY shall not affect any contracts or proceedings already concluded by TRANSFEROR COMPANIES on and after the Appointed Date to the end and intent that the TRANSFEREE COMPANY accepts on behalf of itself, all acts, deeds and things done and executed by the TRANSFEROR COMPANIES.

TRANSACTIONS BETWEEN APPOINTED DATE AND EFFECTIVE DATE

7.	a) On and with effect from the Appointed Date and upto and including the Effective Date the TRANSFEROR COMPANIES shall be deemed to have been carrying on their businesses and activities and shall be deemed to have held and stood possessed of and shall hold and stand possessed of all the assets and liabilities for and on account of and in trust for TRANSFEREE COMPANY and shall account for the same to the TRANSFEREE COMPANY.

b)	The TRANSFEREE COMPANY on behalf of the respective TRANSFEROR COMPANIES may carry on the business, in either name as the circumstances may be, for those unfinished or incomplete business, contracts, transactions which may be necessary to be transacted and completed.

c)	All the profits or incomes accruing or arising to TRANSFEROR COMPANIES or expenditure or losses arising or incurred by TRANSFEROR COMPANIES, including effect of taxes thereon, if any, shall, for all purposes, be treated and be deemed to be and accrue as the profits or income or expenditure or losses, as the case may be, of TRANSFEROR COMPANY

d)	The TRANSFEROR COMPANIES shall, from the Appointed Date and upto and including the Effective Date, carry on their respective businesses and activities with reasonable diligence and utmost business prudence.

EMPLOYEES OF THE TRANSFEROR COMPANIES

8.	On the Scheme taking effect as aforesaid, all officers and employees of the TRANSFEROR COMPANIES on the EFFECTIVE DATE shall be deemed to have become the officers and employees of the TRANSFEREE COMPANY and their employment, which ever is later, and their employment by the TRANSFEREE COMPANY shall be on the following terms and conditions :

(i)	The terms and conditions of service applicable to such officers and employees shall not be less favourable than those applicable to them as on the EFFECTIVE DATE.

(ii)	The services of such officers and employees shall not be treated as having been broken or interrupted for the purpose of provident fund or gratuity or otherwise and for all purposes will be reckoned from the date of their respective appointments with the concerned TRANSFEROR COMPANY

17

(iii)	The Transferee Company undertakes to continue to abide by the Agreement/settlement if any entered into by the TRANSFEROR COMPANIES with any union/ Employee of any of the TRANSFEROR COMPANIES which is in force as on the Effective Date.

CONTRACTS, DEEDS, ETC.

9.	Subject to the other provisions contained in this Scheme, all contracts, deeds, agreements, bonds and other instruments of whatsoever nature subsisting or having effect on the Effective Date to which either of the TRANSFEROR COMPANIES is a party or to the benefit of which either of the TRANSFEROR COMPANIES may be eligible, shall be in full force and effect against or in favour of the TRANSFEREE COMPANY as if the TRANSFEREE COMPANY had been a party thereto.

10.	The transfer under Clauses 1, 2, 3 and 4 of ‘Transfer of Assets and liabilities’ of the TRANSFEROR COMPANIES and the continuance of the proceedings by or against the TRANSFEREE COMPANY under clause 5 hereof shall not affect any transaction or proceedings already concluded by either of the TRANSFEROR COMPANIES on or after the Appointed Date to the end and intent that the TRANSFEREE COMPANY shall accept and adopt all such acts, deed and things as done and executed on behalf of itself. Furthermore, as from the Appointed Date, the TRANSFEROR COMPANIES shall be deemed to have carried on and to be carrying on business on behalf of the TRANSFEREE COMPANY until such time as this Scheme becomes effective and shall account to and be entitled to be indemnified by the TRANSFEREE COMPANY.

11.	PAYMENT OF TAX

All taxes paid or payable by the TRANSFEROR COMPANIES in respect of the operations and/or the profits before the Effective Date, shall be on account of the TRANSFEREE COMPANY and, in so far it relates to the tax payment (whether by way of deduction at source, advance tax or otherwise howsoever) by the TRANSFEROR COMPANIES in respect of the profits made from and after the Appointed Date, the same shall be deemed to be the tax paid by the TRANSFEREE COMPANY, and shall, in all proceedings, be dealt with accordingly.

CONSIDERATION

12.	Since the TRANSFEROR COMPANY No.1 is a wholly owned subsidiary of the TRANSFEREE COMPANY, the TRANSFEROR COMPANY No.2 is a wholly owned subsidiary of the TRANSFEROR COMPANY No.1 (and is a wholly owned Subsidiary Company of Transferee Company by virtue of Section 4 of the Companies Act, 1956), upon the Scheme being sanctioned by the Hon’ble High Court of Karnataka at Bangalore, and the Statutory authorities of Mauritius and Bermuda and the transfers having been effected as provided hereinabove all the shares, held by the TRANSFEREE COMPANY in the TRANSFEROR COMPANY No.1 and its nominees shall be cancelled and extinguished. Since the TRANSFEROR COMPANY No.1 is holding the entire share capital of the TRANSFEROR COMPANY No.2 upon the Scheme becoming effective the shares held by the TRANSFEROR COMPANY No.1 in the TRANSFEROR COMPANY No.2 shall be cancelled and extinguished. Accordingly there will be no issue and allotment of Equity shares of the TRANSFEREE COMPANY to the shareholders of the TRANSFEROR COMPANIES upon this Scheme becoming effective.

ACCOUNTING TREATMENT IN THE BOOKS OF THE TRANSFEREE COMPANY

13.	Upon the Scheme becoming effective, except as otherwise provided herein, the accounting treatment in the books of accounts of the TRANSFEREE COMPANY shall be in accordance with the applicable Accounting Standards issued by the Institute of Chartered Accountants of India. and Statutory and other applicable authorities in .Mauritius and in Bermuda.

18

14.	Upon the coming into effect of this Scheme, an amount representing the excess of the value of the assets over the liability of the respective TRANSFEROR COMPANIES after making such adjustments as the Board of Directors of the TRANSFEREE COMPANY may decide shall be reflected as the General Reserve in the Books of the TRANSFEREE COMPANY.

15.	Goodwill arising, if any, shall be fully adjusted against the balance in the Profit and Loss Account of the TRANSFEREE COMPANY on Amalgamation.

16.	Amounts equal to the balances lying in the Capital Redemption Reserve Account, General Reserve Account, Preference Shares Redemption Reserves Account, Profit and Loss and/or any other account and/or any other reserves of the TRANSFEROR COMPANIES shall be credited to the corresponding accounts of the TRANSFEREE COMPANY.

CONDITIONALITY OF THE SCHEME

17.	This Scheme is and shall be conditional upon and subject to :

(i)	The requisite, consent, approval or permission of the Government/statutory agencies of Bermuda, the Government/ statutory agencies of Mauritius and any other regulatory authority, which by law may be necessary for the implementation of this Scheme.

(ii)	The approval by the requisite majorities of the members of the TRANSFEREE COMPANY and the TRANSFEROR COMPANIES as required under the Acts and any other approval required under an order of the High Court of Karnataka and Statutory authorities in Bermuda and Mauritiusbeing obtained.

(iii)	The certified copies of the Orders of the High Court of Karnataka and statutory authorities of Bermuda and of Mauritius specified in this Scheme, sanctioning the Scheme being filed with the Registrar of Companies, Karnataka, the Registrar of Companies in Mauritius and the Registrar of Companies in Bermuda .

DISSOLUTION OF TRANSFEROR COMPANIES

18.	Upon the Scheme becoming effective, the TRANSFEROR COMPANIES shall be dissolved without winding up pursuant to the provisions Section’s 394 of the Companies Act, 1956 and of Section 104B and other applicable provisions of The Companies Act, 1981 of Bermuda and The Companies Act, 1984 of Mauritius.

APPLICATIONS TO THE COURTS

19.	The TRANSFEROR COMPANIES and TRANSFEREE COMPANY shall with all reasonable diligence make and pursue applications to the High Court of Karnataka, and to the Statutory agencies of Mauritius and Bermuda (hereinafter referred to as ‘the Courts and statutory authorities’) for sanction and carrying out of the Scheme.

MODIFICATIONS OR AMENDMENTS TO THE SCHEME

20.	The TRANSFEROR COMPANIES and the TRANSFEREE COMPANY (by their respective Boards of Directors) may assent on behalf of all concerned to any modification(s) or amendments in this Scheme which the Courts and/or any other authorities may deem fit to direct or impose or which may otherwise be considered necessary or desirable for settling any question or doubt or difficulty that may arise in implementing and/or carrying out of the Scheme and the TRANSFEROR COMPANIES and the TRANSFEREE COMPANY(by their respective Boards of Directors) and after the dissolution of the TRANSFEROR COMPANIES, the TRANSFEREE COMPANY (by its Board of Directors) be and are hereby authorized to take such steps and do all acts, deeds and things as may be necessary, desirable or proper to give effect to this Scheme and to resolve

19

any doubts, difficulties or questions whether by reason of any orders of the Courts or of any directive or orders of any other authorities or otherwise howsoever arising out of, under or by virtue of this Scheme and/or any matters concerning or connected therewith.

21.	The TRANSFEROR COMPANIES (by their respective Board of Directors) and the TRANSFEREE COMPANY (by its Board of Directors), either by themselves or through a committee appointed by them in this behalf, may give such directions as they may consider necessary to settle any question or difficulty arising under the Scheme or in regard to and of the meaning or interpretation of the Scheme or implementation thereof or in any matter whatsoever connected therewith or to review the position relating to the satisfaction of various conditions to the scheme and if necessary, to waive any of those (to the extent permissible under law).

22.	In the event any of the conditions that may be imposed by the Courts and/or Authority, while sanctioning the Scheme, which the Board of Directors of the TRANSFEROR COMPANIES and the TRANSFEREE COMPANY may find unacceptable for any reason, then the TRANSFEROR COMPANIES and TRANSFEREE COMPANY are at liberty to withdraw from the Scheme.

EFFECT OF NON RECEIPT OF APPROVALS

23.	In the event any of the approvals or conditions enumerated in the Scheme not being obtained or complied, or for any other reason, the Scheme cannot be implemented, the respective Board of Directors of the TRANSFEREE COMPANY and the TRANSFEROR COMPANIES shall mutually waive/ modify such conditions as they consider appropriate to give effect, as far as possible, to this Scheme and failing such mutual agreement, or in case the Scheme is not sanctioned by the Courts by December 31, 2005 or such other date as may be fixed by the Boards of Directors of the TRANSFEREE COMPANY and the TRANSFEROR COMPANIES the Scheme shall be become null and void and each party shall bear and pay their respective costs, charges and expenses in connection with the Scheme.

24.	If any part of this Scheme is found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of the TRANSFEROR COMPANIES and the TRANSFEREE COMPANY, affect the validity or implementation of the other parts and/or provisions of this Scheme.

COSTS CHARGES AND EXPENSES

25.	All costs, charges, taxes including duties, levies and all other expenses, if any, (save as expressly otherwise agreed) of the TRANSFEROR COMPANIES and the TRANSFEREE COMPANY respectively in relation to or in connection with negotiations leading upto the Scheme and or carrying out and completing the terms and provisions of this Scheme and of and incidental to the completion of amalgamation in pursuance of this Scheme shall be borne and paid by the TRANSFEREE COMPANY.

20

IN THE HIGH COURT OF KARNATAKA AT BANGALORE
Original Jurisdiction
In the matter of Companies Act, 1956
a n d
In the matter of Sections 391 to 394 of the Companies Act, 1956
a n d
In the matter of WIPRO LIMITED
a n d
In the matter of Scheme of Amalgamation of Spectramind Limited, Mauritius and Spectramind Limited,
Bermuda with WIPRO Limited

Company Application No. 504 of 2005

Wipro Limited,
Registered Office:
Doddakannelli, Sarjapur Road,
Bangalore-560 035	APPLICANT/TRANSFEREE COMPANY

FORM OF PROXY

I/We the undersigned, being Shareholders of WIPRO Limited, the above named Applicant / Transferee Company hereby appoint Mr./ Mrs. .............................................. and failing him/her Mr. / Mrs. ................................. as my/our proxy, to act for me/us at the meeting of Shareholders to be held at the registered office of the Applicant/Transferee Company at Doddakannelli, Sarjapur Road, Bangalore on Thursday, the 21st day of July, 2005 at 5.30. P.M. for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of Transferor Companies and the Applicant/Transferee Company and at such meeting and at any adjournment/adjournments thereof, to vote, for me/us and in my/our name (s).......................................*(here, if for, insert “FOR”, if against, insert “AGAINST”, and in the latter case, strike out the words below after “Scheme of Amalgamation”) the said Scheme of Amalgamation either with or without modification as my proxy may approve.

* (strike out what is not necessary)

Date this ... day of ..... 2005
Name(s):......................................................................................................................	Signature with one rupee Revenue Stamp

Address......................................................................................................................
.................................................................................................................................
.................................................................................................................................

Folio No/ Client ID No :.........................................................
DP ID No.................................................................................
No. of Shares .........................................................................

Notes :

1.	Proxy must be deposited at the Registered Office of the Applicant Company at Doddakannelli, Sarjapur Road, Bangalore-560 035, not later than 48 hours before the meeting.

2.	All alterations made in the form of Proxy must be initialled

3.	In case of multiple proxies, proxy later in time shall be accepted

21

WIPRO LIMITED

Regd. Office: Doddakannelli, Sarjapur Road, Bangalore-560 035

ATTENDANCE SLIP

I/We hereby record my/our presence at the Court Convened Meeting of the Shareholders of the Company held at the registered office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore-560 035, at 05.30 P.M. on Thursday, the 21st day of July, 2005

NAME (S) OF THE SHAREHOLDERS (S) / PROXY (IN BLOCK LETTERS)
FOLIO NO/ CLIENT ID NO.
DP ID NO.
NO. OF SHARES HELD
SIGNATURE OF THE SHAREHOLDER(S) / PROXY

Note : Shareholder/Proxyholder, as the case may be, is requested to sign and hand over this slip at the entrance of the meeting venue.

23

TO THE REGISTERED HOLDERS OF
AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING EQUITY SHARES OF
WIPRO LIMITED

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that a Court Meeting (the “Meeting”) of Wipro Limited (the “Company”) will be held at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore, on Thursday, July 21, 2005, at 5:30 p.m., for the purposes set forth below.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your American Depositary Receipt(s) for or against the Resolution, to be proposed at the Court Meeting, kindly execute and forward to JPMorgan Chase Bank, N.A. the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against the Resolution. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., July 14, 2005. Only the registered holders of record at the close of business June 1, 2005, will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, N.A., Depositary

Dated: June 27, 2005

[WISPE — WIPRO LIMITED] [FILE NAME: WISPE1.ELX] [VERSION — (2)] [06/21/05 (06/21/05)]

DETACH HERE	WISPE1

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	WISPE

WIPRO LIMITED

RESOLUTION

For Against
Merger of Spectramind Limited, Mauritius and Spectramind Limited, Bermuda with Wipro Limited.	☐ ☐

Mark box at right if an address change has been noted on the reverse of this card.	☐

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.

Please be sure to sign and date this Voting Instruction Card.
☐

ADR Holder sign here:	Date:	Co-owner sign here:	Date:

[WISPE — WIPRO LIMITED] [FILE NAME: WISPE2.ELX] [VERSION — (1)] [06/21/05 (06/21/05)]

DETACH HERE	WISPE2

WIPRO LIMITED

JPMorgan Chase Bank, N.A., Depositary
P.O. Box 43062, Providence, RI 02940-5115

The undersigned, a registered holder of American Depositary Receipt(s) representing Equity Shares of Wipro Limited, of record June 1, 2005, hereby requests and authorizes JPMorgan Chase Bank, N.A., Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Equity Shares of the Company represented by such American Depositary Receipt(s), on the Special Resolution at the Court Meeting of the Company to be held at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore, on Thursday, July 21, 2005, at 5:30 p.m., or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box indicating that you wish to give a discretionary proxy to a person designated by the Company, the underlying Equity Shares represented by such American Depositary Receipt(s) will be voted by such person in his or her discretion. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such American Depositary Receipt(s) will be voted by the Depositary FOR the Resolution at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., July 14, 2005.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?

WIPRO LIMITED

Regd. Office: Doddakannelli, Sarjapur Road, Bangalore-560 035.

MEETING OF SHAREHOLDERS

Date : 21.7.2005

Time : 5.15 p.m.

Venue: at the Registered Office :

Doddakannelli, Sarjapur Road, Bangalore-560 035

CONTENTS	Page Nos.

1. Notice convening Meeting of Equity Shareholders of Wipro Limited	2-3

2. Explanatory Statement under Section 393 of the Companies Act, 1956	4-10

3. Scheme of Amalgamation of Wipro BPO Solutions Limited and Wipro Limited	11-20

4. Form of Proxy	21

5. Attendance Sheet	23

IN THE HIGH COURT OF KARNATAKA AT BANGALORE

Original Jurisdiction

In the matter of Companies Act, 1956

and

In the matter of Sections 391 to 394 of the Companies Act,1956

and

In the matter of WIPRO LIMITED

and

In the matter of Scheme of Amalgamation of Wipro BPO Solutions Limited with
WIPRO Limited

Company Application No. 503 of 2005

Wipro Limited,
Registered Office :
Doddakannelli, Sarjapura Road,
Bangalore-560 035	APPLICANT/TRANSFEREE COMPANY

NOTICE CONVENING THE MEETING OF THE SHAREHOLDERS

To

The Shareholders of Wipro Limited,

TAKE NOTICE that by an Order made on the 21st day of June 2005, in the above Company Application, the Hon’ble High Court of Karnataka at Bangalore has directed that a meeting of the Shareholders of the Applicant / Transferee Company be held at the registered office of the Applicant/Transferee Company situated at Doddakannelli, Sarjapur Road, Bangalore-560 035, on Thursday, the 21st day of July, 2005 at 05.15 P.M. for the purpose of considering and, if thought fit, approving, with or without modification the Scheme of Amalgamation proposed to be made between Wipro BPO Solutions Limited and the Applicant / Transferee Company.

TAKE FURTHER NOTICE that in pursuance of the said Order, a meeting of the Shareholders of the Applicant / Transferee Company will be held at the registered office of the Applicant/Transferee Company situated at Doddakannelli, Sarjapur Road, Bangalore-560 035, on Thursday, the 21st day of July, 2005 at 05.15 P.M. at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy provided that a proxy in the prescribed form, duly signed by you, is deposited at the Registered Office of the Applicant / Transferee Company at Doddakannelli, Sarjapur Road, Bangalore-560 035, not later than 48 hours before the meeting.

The Court has appointed Mr. Azim H. Premji, failing him Mr. N.Vaghul, and failing him Mr.B.C.Prabhakar to be the Chairman of the said meeting.

A copy of the Scheme of Amalgamation, the statement under Section 393 of the Companies Act, 1956 and the Form of Proxy are enclosed.

Dated this Tuesday, the 21st day of June 2005.

AZIM H. PREMJI

Chairman appointed for the meeting

Note : All alterations made in the form of proxy should be initialled.

IN THE HIGH COURT OF KARNATAKA AT BANGALORE

Original Jurisdiction

In the matter of Companies Act, 1956

and

In the matter of Sections 391 to 394 of the Companies Act,1956

and

In the matter of WIPRO LIMITED

and

In the matter of Scheme of Amalgamation of Wipro BPO Solutions Limited with

WIPRO Limited

Company Application No. 503 of 2005

Wipro Limited,
Registered Office :
Doddakannelli, Sarjapur Road,
Bangalore-560 035	APPLICANT/TRANSFEREE COMPANY

EXPLANATORY STATEMENT UNDER SECTION 393
OF THE COMPANIES ACT, 1956

Pursuant to the Order dated 21st day of June, 2005 passed by the Hon’ble High Court of Karnataka at Bangalore in the Company Application referred to hereinabove, separate meetings of the Shareholders and Creditors of the Applicant/ Transferee Company to be held on Thursday, the 21st day of July, 2005 at 5.15 P.M. and on Friday the 29th day of July 2005 at 4.00 pm at the registered office of the Applicant/Transferee Company at Doddakannelli, Sarjapur Road, Bangalore respectively, are being convened for the purpose of considering and, if thought fit, approving with or without modification(s) the arrangement embodied in the Scheme of Amalgamation (the “Scheme”) between Wipro BPO Solutions Limited and the Applicant / Transferee Company. The resolution to be submitted at the said meetings will read as follows:

RESOLVED THAT pursuant to Sections 391 to 394 of the Companies act, 1956 (the Act) and Rules 67 to 87 of the Companies (Court) Rules, 1959(the Rules) and other applicable provisions, if any, of the Act and the Rules and subject to sanction by the Honorable High Court at Karnataka and other requisite concerns and approvals, if any, being obtained and subject to such terms and conditions and modification(s) as may be imposed, prescribed or suggested by the Honorable High Court or other appropriate authorities, the Scheme of Amalgamation of Wipro BPO Solutions Limited with Wipro Limited in terms of the draft laid before the meeting and initialed by the Chairman for the purpose of identification, be and is hereby approved.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to sign, seal and deliver all documents, agreements and deeds and perform all acts, matters and things and to take all such steps as may be necessary or desirable to give effect to this resolution.”

In this statement, Wipro Limited is hereinafter referred to as “the Applicant Company” or “the Transferee Company”

and Wipro BPO Solutions Limited is referred to as “the Transferor Company”. Where the context so requires, the Transferor Company and the Transferee Company are together referred to as the “Companies”

The Registered Office of the Applicant / Transferee Company is situated at Doddakannelli, Sarjapur Road, Bangalore-560 035.

The Registered Office of the Transferor Company is situated at Doddakannelli, Sarjapur Road, Bangalore-560 035.

The Applicant/Transferee Company was originally incorporated on 29.12.1945 under the provisions of The Companies Act, 1913 under the name and style Western India Vegetable Products Limited in the State of Maharashtra, with registration No.4713 of 1945-46. The Applicant Company changed its name to Wipro Products Limited with effect from 17.6.1977. The Applicant Company subsequently changed its name to Wipro Limited with effect from 28.4.1984. The Applicant Company subsequently changed its registered office from the State of Maharashtra to the State of Karnataka w.e.f. 10.7.1996.

The Transferor Company was incorporated with the Registrar of Companies in New Delhi on 3.3.2000 as a private limited company under the name and style Spectramind e Services Private Limited. Subsequently it has changed its name to Wipro BPO Solutions Limited with effect from April 13, 2005.

Wipro Limited, the Transferee Company has filed the Scheme with the relevant Stock Exchanges pursuant to the listing agreements entered with them. The Stock Exchanges have given their no objection to the Scheme. The pre-amalgamation capital structure and shareholding pattern of the Transferee Company and the Transferor Company as on 31.3.2005 and the post amalgamation capital structure and shareholding pattern of the Transferee and Transferor Company is as under:

A.	Capital Structure :

Pre-Amalgamation and Post Amalgamation of Wipro Limited

	Rs.
Authorised Share Capital:

75,00,00,000 Equity Shares of Rs. 2/- each and 250,00,000 redeemable cumulative preference shares of Rs. 10/- each		175,00,00,000/-

Issued, Subscribed and Paid up:

703,570,522 Equity Shares of Rs. 2/- each		140,71,41,044/-
Pre-Amalgamation of WIPRO BPO Solutions Limited

Authorised :

8,50,00,000 equity shares of Rs. 10/- each 85,00,00,000
2,90,00,000 Zero Coupon, Non-voting Convertible preference shares of Rs. 10/-		29,00,00,000

Total		114,00,00,000

Issued, Subscribed and Paid up :

65927670 Equity Shares of Rs. 10/- each	Rs.	659,276,700/-

Note : Post Amalgamation, entire shares of the Transferor Company will be cancelled.

B.	Shareholding pattern

Pre-amalgamation and Post amalgamation of Wipro Limited

Category	No. of shares	%
Foreign promoters	Nil	—
Mutual Funds	2,838,324	0.40
FIs	7,104,093	1.01
FIIs	26,765,230	3.81
Private Corporate Bodies	12,243,732	1.74
Indian Public	48,184,857	6.86
NRI/OCBs	7,344,547	1.04
Others	599,089,739	85.14
Total	703,570,522	100.00

Pre-Amalgamation of WIPRO BPO Solutions Limited

Category	No. of Shares	%
	As of March 31, 2005	%
Wipro Limited	26569,139	40.30
Employees	4454,424	6.76
Wipro Inc	320,706	0.49
Non resident employees	309,409	0.46
SUB-TOTAL	31,653,678	48.01
Spectramind Limited, Bermuda	1	0.00
Spectramind Limited, Mauritius	34,273,987	51.99
Mr. Suresh C. Senapaty – Nominee for Wipro Ltd.	1	0.00
Mr. V. Balakrishnan – Nominee for Wipro Ltd.	1	0.00
Mr. Tamal Das Gupta – Nominee for Wipro Ltd.	1	0.00
Mr. Bijaya Sahoo – Nominee for Wipro Ltd.	1	0.00
TOTAL	65,927,670	100.00

Note : The remaining 5084539 shares have been or are being transferred to the transferee company after the Appointed Date.

The annual accounts of WIPRO BPO Solutions Limited (Transferor Company) as at 31st March, 2004 and as at March 31, 2005 have been audited. The following summary extracted from the said accounts indicates the financial position of WIPRO BPO Solutions Limited (Transferor Company) as at March 31, 2005.

Particulars	Rs. (‘000s)
Share Capital	659,277
Loan Funds	Nil
Reserves and Surplus	3,351,874
Total	4,011,151
Fixed Assets	1,385,438
Leasehold land	Nil
Net Current Assets	1,133,854
Preliminary expenses	Nil
Pre-operative expenses	Nil
Investments	1,491,859
Total	4,011,151

Subsequent to the date of the aforesaid audited accounts, there has been no substantial change in the financial position of WIPRO BPO Solutions Limited excepting those arising or resulting from the usual course of business.

The following summary extracted from the Audited Financial Statements for the last 2 years of WIPRO BPO Solutions Limited (Transferor Company):

Particulars	As of March 31, 2004 (Rs.)	As of March 31, 2003 (Rs.)
Share capital	613,027,110	571,382,050
Share Application	183,590	—
Fixed assets	1,288,895,576	752,452,110
Leasehold Land	Nil	Nil
Net Current Assets	1,113,077,333	466,966,086
Preliminary expenses	Nil	Nil
Pre-operative expenses	Nil	Nil

The annual accounts of WIPRO Limited (Transferee Company) as at 31st March, 2005 have been audited. The following summary indicates the financial position (Financial results) of WIPRO Limited (Transferee Company) for the year ended 31.3.2005 :

Particulars	Rs. in Lakhs
Total Income	732,669.50
Total Expenditure	538,723.70
Interest	556.80
Depreciation	17,686.70
Purchase of Business Contracts	Nil
Profit/(loss) before Tax	175,702.30
Provision for Taxation	26,220.20
Net Profit/(loss) after tax	149,482.10
Paid up Equity Share Capital	14,071.40

The following summary extracted from the Audited Financial Statements for the last 3 years of WIPRO Limited (Transferee Company):

(Rs. ‘000s)

Particulars	March 31, 2005	March 31, 2004	March 31, 2003
Share Capital	14,071.40	4,655.20	4,651.28
Reserves & Surplus	475,172.90	346,103.90	328,370.27
Secured Loans	2,158.90	9,474.70	5,255.62
Unsecured Loans	4,050.30	594.10	1,718.85
Fixed Assets	115,820.00	79,472.90	65,915.10
Investments	285,951.10	245,603.30	144,071.61
Net current assets	90,617.30	32,596.40	126,991.49
Deferred tax assets/liabilities (net)	3,185.60	3,155.30	3,030.04

Subsequent to the date of the aforesaid audited accounts, there has been no substantial change in the financial position of WIPRO Limited excepting those arising or resulting from the usual course of business. The Issued, Subscribed and Paid-up Share Capital has increased due to allotment of shares pursuant to exercise of Employee Stock Options from time to time.

Messrs. Raman Roy, Suresh C. Senapaty, Tamal Das Gupta, V. Balakrishnan, Sanjay Joshi and Bijay Sahoo are the Directors of WIPRO BPO Solutions Limited (Transferor Company). Suresh C. Senapaty, Tamal Das Gupta, V. Balakrishnan and Bijay Sahoo hold one (1) share each in WIPRO BPO Solutions Limited as nominees of WIPRO Limited u/s 187C of the Companies Act.

For WIPRO Limited (Transferee Company), Mr. Azim H. Premji is the Chairman and Managing Director (designated as “Chairman”), Mr. Vivek Paul is the Executive Vice Chairman, Mr. Suresh C. Senapaty is the CFO and Messrs N. Vaghul, Ashok Ganguly, P. M. Sinha, Prof. Eisuke Sakakibara, Mr. B. C. Prabhakar and Dr. Jagdish N. Sheth are Non-executive Directors.

Messrs. Ashok Ganguly, N. Vaghul, Prof. Eisuke Sakakibara and Dr. Jagdish N. Sheth do not hold any shares in WIPRO Limited. Mr. Azim H. Premji, Mr. Vivek Paul, Mr. B. C. Prabhakar and Mr. P. M. Sinha hold 28,021,530 shares, 2000 shares, 1500 shares and 10,000 shares respectively in WIPRO Limited.

Messrs. Suresh C. Senapaty, Mr. Tamal Das Gupta, Mr. Bijay Sahoo and Mr. V. Balakrishnan are associated with the subsidiaries of WIPRO Limited i.e Wipro BPO Solutions Limited.

Save as aforesaid none of the Directors of the Transferor Company and the Transferee Company has any material interest in the Scheme.

The Share Capital of the Applicant / Transferee Company and the Transferor Company as on April 1, 2005 are set out in paragraph 2 of the Scheme respectively.

The Applicant / Transferee Company is engaged in the business of Information Technology.

The Transferor Company is engaged in the business of IT Enabled Services also called as BPO business.

The objects for which the Applicant / Transferee Company and the Transferor Company have been set up are set out in their respective Memorandum and Articles of Associations.

The circumstances and / or reasons and / or grounds that have necessitated and / or justified the Scheme and the advantages thereof are inter — alia as set out below:

(a)	The amalgamation will enable the TRANSFEREE COMPANY to consolidate its business operations world wide and provide significant impetus to the growth of the TRANSFEREE COMPANY since both the Transferor and the TRANSFEREE COMPANY are engaged in the same business area. The consolidation by way of an amalgamation will lead to synergies of operation and stronger and wider capital and financial base for future growth/expansion- more specifically the following.

i.	Better integration with Company’s existing businesses and better ability to go to the market with combined products.

ii.	Ability to build domain competency in BPO business as in Software Services

iii.	To bring the two corporate entities under one roof to portray one face to the customers with one legal entity (e.g. one invoice for all services)

iv.	Better leverage of facilities, infrastructure and people

(b)	The amalgamation will result in economy of scale and reduction in overheads, administrative, managerial and other expenditure, operational rationalization, organizational rationalization efficiency and optimal utilization of various resources.

(c)	The managerial expertise of the Companies will be combined giving additional strength to the Transferee Company. Consequently, the TRANSFEREE COMPANY will offer a strong financial structure to all the creditors including the creditors of the Transferor Company, facilitate resource mobilization and achieve better cash flows. This could contribute substantially towards enhancement of the shareholders’ value of the Transferee Company.

(d)	Duplication of administrative functions will be eliminated together with the multiple record keeping resulting in reduced expenditure.

(e)	The amalgamation will result in significant reduction in the multiplicity of legal and regulatory compliances required at present to be carried out by both the Transferor and the Transferee Company.

(f)	The banks, creditors and institutions, if any, are not affected by the proposed amalgamation as their security is maintained.

(g)	There will be improvement in financial structure and financial management of the company.

(h)	The increased asset base of the TRANSFEREE COMPANY and greater revenue inflow would be to the benefit of all the creditors of the Transferor Company, who would continue to be associated with the Transferee Company. The TRANSFEREE COMPANY would have better financial viability and clearer focus which would be in the interest of all the creditors including the creditors of the Transferor Company.

(i)	There shall be impetus to and increase in the area of sales network of the TRANSFEREE COMPANY apart from reduction in costs.

(j)	The amalgamation shall result in combination of manpower of both the companies and a single management structure for the companies.

(k)	The combined managerial and technical expertise would enable the TRANSFEREE COMPANY to develop a business model that would be competitive and cogent.

The Boards of Directors of the Applicant/Transferee Company and the Transferor Company have approved the Scheme at their respective meetings held on April 22, 2005 and April 20, 2005. A copy of the Scheme is enclosed.

The salient features of the Scheme are as under :

(i)	The Scheme shall be effective from the Transfer Date i.e April 1, 2005 but shall be operative from the Effective Date.

(ii)	The Transferor Company being a wholly owned subsidiary of the Applicant / Transferee Company, there will be no further issue and allotment of shares by the Applicant / Transferee Company to the members of the Transferor Company, nor any increase in the Share Capital of the Applicant / Transferee Company, since entire shares of the Transferor Company are proposed to be cancelled. Therefore, there will be no share exchange ratio issue or valuation of the shares by any valuer.

(iii)	With effect from the Transfer Date, all debts, liabilities, duties and obligations of the Transferor Company shall also be and stand transferred or deemed to be transferred, without further act, instrument or deed to the

Applicant / Transferee Company, pursuant to the provisions of Section 394 of the said Act so as to become as and from the Transfer Date, the debts, liabilities, duties and obligations of the Transferor Company and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangements by virtue of which such debts, liabilities, duties and obligations have arisen in order to give effect to the provisions of this clause.

(iv)	The Transferor Company will, after the Transfer Date and upto the Effective Date, carry on its business with reasonable diligence and shall not, without the written consent of the Applicant / Transferee Company alienate, charge, mortgage or encumber or otherwise deal with the Undertakings or any part thereof except in the ordinary course of Business.

(v)	The Transferor Company shall not vary the terms and conditions of the service of its staff and employees except in the ordinary course of business

(vi)	The services of employees of the Transferor Company on the Effective Date, shall become employees of the Applicant / Transferee Company on such date and shall not be treated as having been broken or interrupted for the purpose of Provident Fund or Gratuity or Superannuation or statutory purposes or otherwise and for all purposes will be reckoned from the date of their respective appointments with the Transferor Company.

(vii)	On the Scheme becoming effective, the Transferor Company shall be dissolved without being wound up.

(viii)	Upon the coming into effect of the Scheme, all legal proceedings by or against the Transferor Company shall be continued and be enforced by or against the Applicant / Transferee Company.

There is no likelihood that any Creditor of the Applicant / Transferee Company would lose or be prejudiced as a result of the Scheme being passed since no sacrifice or waiver is at all being called for from any Creditor or are any other rights of any Creditors sought to be modified in any manner. Further, the Applicant / Transferee Company which is in a sound financial position and has sufficient funds, as can be seen from the Audited Accounts of the Transferee Company as at 31st March, 2005, would be able to meet the liabilities as they arise in the ordinary course of business.

No investigation proceedings have been instituted and / or are pending under Sections 235 to 251 of the Companies Act, 1956 against the Applicant / Transferee Company.

Inspection of the following documents may be taken at the Registered Office of the Applicant/ Transferee Company on any working day (except Saturday and Sunday) prior to the date of the meeting between 10.00 A.M. to 12.00 Noon.

(i)	Order dated June 21, 2005 of the Hon’ble High Court of Karnataka at Bangalore passed in Company Application No.503 of 2005 directing the convening of the meetings of Shareholders and Creditors of the Applicant / Transferee Company.

(ii)	Scheme of Amalgamation

(iii)	Memorandum and Articles of Associations of the Applicant / Transferee Company and the Transferor Company.

(iv)	Annual Report of the Applicant / Transferee Company for the year ended 31st March 2005 and the Annual Report of the Transferor Company as at March 31, 2004.

This statement may also be treated as an Explanatory Statement under Section 173 of the Companies Act, 1956.

AZIM H. PREMJI
Chairman appointed for the meeting

Dated this 21st day of June 2005
Registered Office :
Doddakannelli, Sarjapur Road,
Bangalore-560 035.

SCHEME OF AMALGAMATION
OF
WIPRO BPO SOLUTIONS LIMITED
WITH
WIPRO LIMITED
AND
THEIR RESPECTIVE SHAREHOLDERS

PRELIMINARY

A.	This scheme of amalgamation provides for the amalgamation of Wipro BPO Solutions Limited i.e.TRANSFEROR COMPANY having its registered at Doddakannelli, Sarjapur Road, Bangalore : 560 035 with Wipro limited i.e. the TRANSFEREE COMPANY having its registered office at Doddakannelli, Sarjaupur Road, Bangalore-560035 pursuant to the relevant provisions of the Companies Act, 1956.

B.	The TRANSFEROR COMPANY is a wholly owned subsidiary of the TRANSFEREE COMPANY which is holding the entire issued, subscribed and paid-up equity share capital of the TRANSFEROR COMPANY together with its nominees.

C.	The TRANSFEREE COMPANY was incorporated on 29 December, 1945 under the provisions of the Companies Act, 1913. The TRANSFEREE COMPANY was set up for various activities including the dealing in computer equipments, software and all related businesses more commonly called as Information Technology (IT) business. The shares of the TRANSFEREE COMPANY are listed on the National Stock Exchange of India Limited and The Stock Exchange, Mumbai and ADRs are listed on the New York Stock Exchange.

D.	The TRANSFEROR COMPANY was incorporated on March 3, 2000 under the name of Spectramind e Services Private Limited. Subsequently the name was changed twice and is having the present name as Wipro BPO solutions Limited. The TRANSFEROR COMPANY develops IT (Information Technologies) Enabled Services business more commonly called as ‘Business Process Outsourcing’.

E.	By the Scheme of Amalgamation it is proposed to merge the TRANSFEROR COMPANY with the TRANSFEREE COMPANY without winding up of the former for the purpose of better, efficient and economical management, control and running of their businesses, and for further development and growth of the business of the TRANSFEREE COMPANY and for administrative convenience. The proposed amalgamation between the Transferor and the TRANSFEREE COMPANY shall result in the following, benefits, amongst other, to both companies, their respective members and creditors:

(a)	The amalgamation will enable the TRANSFEREE COMPANY to consolidate its business operations world wide and provide significant impetus to the growth of the TRANSFEREE COMPANY since both the Transferor and the TRANSFEREE COMPANY are engaged in the same business area. The consolidation by way of an amalgamation will lead to synergies of operation and stronger and wider capital and financial base for future growth/expansion- more specifically the following.

i.	Better integration with Company’s existing businesses and better ability to go to the market with combined products.

ii.	Ability to build domain competency in BPO business as in Software Services

iii.	To bring the two corporate entities under one roof to portray one face the customers terms with one legal entity (e.g. one invoice for all services)

iv.	Better leverage of facilities, infrastructure and people

(b)	The amalgamation will result in economy of scale and reduction in overheads, administrative, managerial and other expenditure, operational rationalization, organizational rationalization efficiency and optimal utilization of various resources.

(c)	The managerial expertise of the Companies will be combined giving additional strength to the Transferee Company. Consequently, the TRANSFEREE COMPANY will offer a strong financial structure to all the creditors including the creditors of the Transferor Company, facilitate resource mobilization and achieve better cash flows. This could contribute substantially towards enhancement of the shareholders’ value of the Transferee Company.

(d)	Duplication of administrative functions will be eliminated together with the multiple record keeping resulting in reduced expenditure.

(e)	The amalgamation will result in significant reduction in the multiplicity of legal and regulatory compliances required at present to be carried out by both the Transferor and the Transferee Company.

(f)	The banks, creditors and institutions, if any, are not affected by the proposed amalgamation as their security is maintained.

(g)	There will be improvement in financial structure and financial management of the Company.

(h)	The increased asset base of the TRANSFEREE COMPANY and greater revenue inflow would be to the benefit of all the creditors of the Transferor and the Transferor Company, who would continue to be associated with the Transferee Company. The TRANSFEREE COMPANY would have better financial viability and clearer focus which would be in the interest of all the creditors including the creditors of the Transferor Company.

(i)	There shall be impetus to and increase in the area of sales network of the TRANSFEREE COMPANY apart from reduction in costs.

(j)	The amalgamation shall result in combination of manpower of both the Companies and a single management structure for the Companies.

(k)	The combined managerial and technical expertise would enable the TRANSFEREE COMPANY to develop a business model that would be competitive and cogent.

IN CONSIDERATION OF THE RECIPROCAL PROMISES, THIS SCHEME BETWEEN THE TRANSFEROR COMPANY AND THE TRANSFEREE COMPANY AND THEIR RESPECTIVE SHAREHOLDERS, CREDITORS (SECURED AND UNSECURED) IS BEING PROPOSED IN ACCORDANCE WITH THE TERMS SET OUT HEREUNDER.

I.	DEFINITIONS

In this Scheme, unless repugnant to the context or meaning thereof, the following expressions shall have the following meanings:-

A.	“ACTS” means the Indian Companies Act, 1956 or any Statutory modifications or re-enactment thereof for the time being in force.

B.	“APPOINTED DATE” means 1st April 2005.

C.	“ASSETS “ shall mean all the business, undertakings, estates, assets, properties, rights, titles and interests of whatsoever nature and kind and wheresoever situate in India and abroad, of the respective Transferor Company, including but not limited to-

(a)	all assets, moveable and immoveable, real or personal, in possession or reversion, corporeal or incorporeal, tangible or intangible, free hold or lease hold, fixed or current, including computers and telecommunication equipments, computer hardware, software and programes, plant and machinery, office equipments, furniture & fixtures, vehicles, sundry debtors, cash and bank balances, loans and advances, deposits, buildings, godowns, warehouses, offices, inventories, bills of exchange, peripherals and accessories, receivables, investments, goodwill, investment is shares, debentures, bonds, mutual funds etc.

(b)	all the registrations, permits, quotas, rights, entitlements, industrial and other licences, concessions, incentives, subsidies, approvals, authorisations, consents, tenancies, trade marks, patents, copyrights, all intellectual property rights and licences thereunder, technical know-how, permits, designs, patterns, inventions, leasehold rights, leases, tenancy rights privileges, all other rights, benefits and entitlements including sales tax deferrals and other benefits, lease rights (including the benefit of any applications made therefor), powers and facilities of every kind, nature and description whatsoever, rights to use and avail of telephones, telexes, facsimile connections, e-mail connections, communication facilities and installations, utilities, electricity and other services, provisions, funds, benefits of all agreements, contracts and arrangements, benefits under Letter of Credit, Guarantees, Letters of Comfort etc. issued for the benefit of the Company, benefits under government schemes, deferred tax benefits and other benefits accruing on account of past expenditure and all such other interests / benefits;

(c)	all earnest moneys and/or security deposits;

(d)	all records, files, papers, engineering and process information, manuals, data, catalogues, quotations, sales and advertising materials, list of present and former customers and suppliers, customer credit information, customer pricing information and all other records pertaining to business.

D.	“The EFFECTIVE DATE” means the date on which all the conditions and filings referred to in Clause 17 hereof have been fulfilled and approvals and consents referred to therein have been obtained.

References in this Scheme to the date of “coming into effect of this Scheme” or “becoming effective” or “effectiveness of this Scheme” shall mean the Effective Date.

E.	“EMPLOYEES” mean the staff, workmen and employees on the pay rolls of the Transferor Company;

F.	“LIABILITIES” shall mean all the debts, secured and unsecured loans, liabilities, responsibilities, obligations, duties of the Transferor Company

G.	“SHAREHOLDERS” means respectively the persons registered as holders of equity/preference shares of the Company concerned.

H.	“SCHEME” means this Scheme of Amalgamation in its present form as approved by the Board of Directors of the TRANSFEROR COMPANY and TRANSFEREE COMPANY subject to such modifications made under clause 20 of this Scheme as the Hon’ble High Court of Karnataka may impose on the Transferor and TRANSFEREE COMPANY and such modifications which the TRANSFEROR COMPANY and the TRANSFEREE COMPANY may deem necessary subject to the approval of the High Court of Karnataka at Bangalore.

I.	“TRANSFEREE COMPANY” means “WIPRO LIMITED” a company incorporated under the provisions of the Company Act, 1956 and having its registered office at Doddakannelli, Sarjapura Road, Bangalore-560 035.

J.	“TRANSFEROR COMPANY means “WIPRO BPO SOLUTIONS LIMITED, a Company incorporated under the provisions of The Companies Act, 1956 and having its registered office at Doddakannelli, Sarjapura Road, Bangalore-560 035.

L.	“UNDERTAKINGS” means

(a)	all the assets of the TRANSFEROR COMPANY as on the Appointed Date;

(b)	all the liabilities of the TRANSFEROR COMPANY as on the Appointed Date;

Without prejudice to the generalities of the above, the undertaking of the TRANSFEROR COMPANY shall include all rights, privileges, powers and authorities and all the property, movable or immovable, real, corporeal incorporeal, in possession or reversion, present or contingent of whatever nature and wheresoever situated, including in particular approvals, permissions, licenses, consents, exemptions, registrations, no-objection certificates and certification, permits, quotas, rights, entitlements, tenancies, roof rights, trademarks, service marks, know-how, technical know-how, tradenames, descriptions, trading style, franchise, labels, label designs, colour schemes, utility models, holograms, bar codes, designs, patents copyrights, privileges and any rights, titles or interest in intellectual property rights, benefits of contracts, agreements and all other rights including lease rights, licenses including those relating to trademarks, or service marks, powers and facilities of every kind, nature and description whatsoever of the TRANSFEROR COMPANY or to which the TRANSFEROR COMPANY is entitled and all the debts, liabilities, duties, responsibilities and obligations of TRANSFEROR COMPANY on the Appointed Date and all other obligations of whatsoever kind including liabilities for the payment of gratuity, pension benefits, provident fund or compensation in the event of retrenchment.

M.	Other expressions used in this Scheme and not expressly defined herein shall carry the same meaning as is given to them in the Company Act, 1956.

II.	SHARE CAPITAL

(1)	The present Authorised, Issued, Subscribed and Paid up Share Capital of the TRANSFEREE COMPANY as on April 1, 2005 is as stated below:

Rs.
Authorised :

75,00,00,000 Equity Shares of Rs. 2/- each	150,00,00,000/-
2,50,00,000 – 10.25% Redeemable Cumulative Preference shares of Rs. 10/- each	25,00,00,000/-

Total	175,00,00,000/-

Issued, Subscribed and Paid up :

703,570,522 Equity Shares of Rs. 2/- each	1407,141,044

(2)	The present Authorised, issued, subscribed and paid up Share Capital of the
TRANSFEROR COMPANY as on April 1, 2005 is as stated below:-

Authorised :

8,50,00,000 equity shares of Rs. 10/- each		85,00,00,000
2,90,00,000 Zero Coupon, Non-voting Convertible preference shares of Rs. 10/-		29,00,00,000

Total		114,00,00,000

Issued, subscribed & paid-up

65,927,670 equity shares of Rs. 10/- each:	Rs.	659,276,700

OPERATIVE DATE OF THE SCHEME

1.	The Scheme set out herein shall be operative from the Appointed Date but shall become effective on the Effective Date.

TRANSFER OF ASSETS AND LIABILITIES

2.	Upon coming into effect of this Scheme and with effect from the Appointed Date -

a)	All the ASSETS of the TRANSFEROR COMPANY as on the APPOINTED DATE shall, without any further act, instrument or deed pursuant to the Acts be transferred to and vested in or be deemed to have been transferred to and vested in the TRANSFEREE COMPANY on a going concern basis, so as to become the business, undertaking, estate, assets, properties, rights, title and interests of the TRANSFEREE COMPANY but subject to all charges, liens, mortgages, if any, then affecting the same or part thereof.

b)	All the LIABILITIES of the TRANSFEROR COMPANY as on the APPOINTED DATE shall also stand transferred to and vested in or be deemed to have been transferred to and vested in the TRANSFEREE COMPANY on a going concern basis, without any further act or deed pursuant to the Acts so as to become the liabilities, debts, duties and obligations, dues, loans and responsibilities of the TRANSFEREE COMPANY on the same terms and conditions as was applicable to the respective TRANSFEROR COMPANY. It shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, loans, liabilities, duties and obligations have arisen in order to give effect to the provisions of this Scheme.

c)	In respect of such of the assets of the TRANSFEROR COMPANY as are movable in nature or are otherwise capable of transfer by delivery or by endorsement and delivery, the same shall pursuant to the provisions of the Acts stand transferred to without requiring any further consent, deed or instrument of conveyance for transfer of the same, and shall become property of the TRANSFEREE COMPANY.

d)	In respect of such of the ASSETS of the TRANSFEROR COMPANY other than those referred to in subclause (c) above, the same shall, as more particularly provided in sub-clause (a) above, without any further act, instrument or deed, be transferred to and vested in and/or be deemed to be transferred to and vested in the TRANSFEREE COMPANY on the APPOINTED DATE pursuant to the provisions of Section 394 of the Act and the concerned authorities having jurisdiction over the Assets shall endorse and record the name of TRANSFEREE COMPANY in its record so as to facilitate the implementation of the Scheme and vesting of the Undertaking of the TRANSFEROR COMPANY in the TRANSFEREE COMPANY without hindrance from the Appointed Date.

e)	Any statutory and other licences, registrations, permissions, approvals or consents to carry on the operations, whether in India or abroad and whether issued by statutory and other authorities in India or abroad, of the TRANSFEROR COMPANY shall stand vested in or transferred to the TRANSFEREE COMPANY without any further act or deed and shall be appropriately mutated by the Statutory and other Authorities concerned in favour of the TRANSFEREE COMPANY upon the Scheme becoming effective. The benefit of all such statutory and regulatory permissions, factory licenses, environmental approvals and consents, sales tax registrations or other licenses and consents shall vest in and become available to the TRANSFEREE COMPANY pursuant to this Scheme.

f)	All contracts, deeds, bonds, agreements, arrangements including but not limited to all sales tax exemption and/ or deferral benefits and/ or any other direct or indirect tax benefits and all other instruments of whatsoever nature to which the TRANSFEROR COMPANY is a party or to the benefit of which TRANSFEROR COMPANY may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall remain in full force and effect against or in favour of the TRANSFEREE COMPANY as the case may be and may be enforced as fully and effectually, as if, instead of the Transferor Company, the TRANSFEREE COMPANY had been a party or beneficiary or obligee thereto.

g)	The entire shareholding of TRANSFEROR COMPANY in its subsidiary viz., Spectramind Inc in United States of America shall vest with the TRANSFEREE COMPANY with necessary implications, without requiring any further act or deed by The Transferee Company, subject to such regulatory sanctions and approvals, if any, as may be required under the laws of India and other jurisdictional law of USA.

3.	All the assets acquired by or belonging to the TRANSFEROR COMPANY and all the liabilities incurred by the TRANSFEROR COMPANY after the Appointed Date and prior to the Effective Date shall also stand transferred to and vested in the TRANSFEREE COMPANY in the same manner as specified in clause 2 upon the coming into effect of the Scheme.

4.	All liabilities and obligations arising out of guarantees executed by the TRANSFEROR COMPANY relating to its Undertaking/business in favour of third party shall become liability/obligation of the TRANSFEREE COMPANY which it undertakes to meet, discharge and satisfy.

LEGAL PROCEEDINGS

5.	Upon the Scheme becoming effective all legal proceedings then pending by or against the TRANSFEROR COMPANY shall thereafter be continued by or against the TRANSFEREE COMPANY.

6.	The transfer and vesting of the ASSETS and LIABILITIES under clauses 1,2,3 and 4 hereof and the continuance of the proceedings by or against the TRANSFEREE COMPANY shall not affect any contracts or proceedings already concluded by TRANSFEROR COMPANY on and after the Appointed Date to the end and intent that the TRANSFEREE COMPANY accepts on behalf of itself, all acts, deeds and things done and executed by the TRANSFEROR COMPANY.

TRANSACTIONS BETWEEN APPOINTED DATE AND EFFECTIVE DATE

7.	a)	On and with effect from the Appointed Date and upto and including the Effective Date the TRANSFEROR COMPANY shall be deemed to have been carrying on their businesses and activities and shall be deemed to have held and stood possessed of and shall hold and stand possessed of all the assets and liabilities for and on account of and in trust for TRANSFEREE COMPANY and shall account for the same to the TRANSFEREE COMPANY.

	b)	The TRANSFEREE COMPANY on behalf of the TRANSFEROR COMPANY may carry on the business, in either name as the circumstances may be, for those unfinished or incomplete business, contracts, transactions which may be necessary to be transacted and completed.

	c)	All the profits or incomes accruing or arising to TRANSFEROR COMPANY or expenditure or losses arising or incurred by TRANSFEROR COMPANY, including effect of taxes thereon, if any, shall, for all purposes, be treated and be deemed to be and accrue as the profits or income or expenditure or losses, as the case may be, of TRANSFEROR COMPANY

	d)	The TRANSFEROR COMPANY shall, from the Appointed Date and upto and including the Effective Date, carry on their respective businesses and activities with reasonable diligence and utmost business prudence and shall not without prior written consent of the TRANSFEREE COMPANY alienate, charge, mortgage, encumber or otherwise deal with or dispose off any of its units/undertakings or any part thereof except pursuant to any pre-existing obligations undertaken by the TRANSFEROR COMPANYprior to the Appointed Date.

EMPLOYEES OF THE TRANSFEROR COMPANY

8.	On the Scheme taking effect as aforesaid, all officers and employees of the TRANSFEROR COMPANY on the EFFECTIVE DATE shall be deemed to have become the officers and employees of the TRANSFEREE COMPANY and their employment, which ever is later, and their employment by the TRANSFEREE COMPANY shall be on the following terms and conditions:

(i)	The terms and conditions of service applicable to such officers and employees shall not be less favourable than those applicable to them as on the EFFECTIVE DATE.

(ii)	The services of such officers and employees shall not be treated as having been broken or interrupted for the purpose of provident fund or gratuity or otherwise and for all purposes will be reckoned from the date of their respective appointments with the concerned TRANSFEROR COMPANY.

(iii)	The TRANSFEREE COMPANY undertakes to continue to abide by the Agreement/settlement if any entered into by the TRANSFEROR COMPANY with any union/ Employee of any of the TRANSFEROR COMPANY which is in force as on the Effective Date.

(iv)	The TRANSFEREE COMPANY shall have the right to transfer such employees to any unit, division, profit/ cost centre or department of the TRANSFEREE COMPANY situated anywhere in India or abroad if warranted and as may be necessary from time to time.

(v)	In regard to the Provident Fund, Gratuity Fund, Superannuation fund or any other special fund created or existing for the benefit of such employees of the TRANSFEROR COMPANY, upon the Scheme becoming effective, TRANSFEREE COMPANY shall stand substituted for the TRANSFEROR COMPANY for all purposes whatsoever relating to the administration or operation of such schemes or funds. For this purpose such funds or schemes of the TRANSFEROR COMPANY may be continued, if the TRANSFEREE COMPANY considers so desirable or deemed fit for the smooth administration, management, operation and uniformity. The Trustees including Board of Directors of the TRANSFEREE COMPANY shall be entitled to adopt such course in this regard as may be advised provided however that there shall be no discontinuation or breakage in the service of the employee of the TRANSFEROR COMPANY.

CONTRACTS, DEEDS, ETC.

9.	Subject to the other provisions contained in this Scheme, all contracts, deeds, agreements, bonds and other instruments of whatsoever nature subsisting or having effect on the Effective Date to which either of the TRANSFEROR COMPANY is a party or to the benefit of which either of the TRANSFEROR COMPANY may be eligible, shall be in full force and effect against or in favour of the TRANSFEREE COMPANY as if the TRANSFEREE COMPANY had been a party thereto.

10.	The transfer under clauses 1, 2, 3 and 4 of ‘Transfer of Assets and liabilities of the TRANSFEROR COMPANY and the continuance of the proceedings by or against the TRANSFEREE COMPANY under clause 5 hereof shall not affect any transaction or proceedings already concluded by either of the TRANSFEROR COMPANY on or after the Appointed Date to the end and intent that the TRANSFEREE COMPANY shall accept and adopt all such acts, deed and things as done and executed on behalf of itself. Furthermore, as from the Appointed Date, the TRANSFEROR COMPANY shall be deemed to have carried on and to be carrying on business on behalf of the TRANSFEREE COMPANY until such time as this Scheme becomes effective and shall account to and be entitled to be indemnified by the TRANSFEREE COMPANY.

11.	PAYMENT OF TAX

All taxes paid or payable by the TRANSFEROR COMPANY in respect of the operations and/or the profits before the Effective Date, shall be on account of the TRANSFEREE COMPANY and, in so far it relates to the tax payment (whether by way of deduction at source, advance tax or otherwise howsoever) by the TRANSFEROR COMPANY in respect of the profits made from and after the

Appointed Date, the same shall be deemed to be the tax paid by the TRANSFEREE COMPANY, and shall, in all proceedings, be dealt with accordingly.

CONSIDERATION

12.	(1)	Upon the Scheme becoming effective, 310,23,567 equity shares of Rs.10/- each held by the TRANSFEREE COMPANY or its nominees in the TRANSFEROR COMPANY and shall be cancelled and extinguished.

	(2)	Upon the Scheme becoming effective 1 equity shares of Rs.10/- each held by Spectramind Limited, Bermuda, and 349,04,102 equity Shares of Rs 10 each held by Spectramind Limited, Mauritius, (the subsidiary companies of the Transferee Company) in the TRANSFEROR COMPANY shall be cancelled and extinguished.

	(3)	Since the entire shares capital of the TRANSFEROR COMPANY is held by the TRANSFEREE COMPANY and other subsidiary companies namely Spectramind Limited, Bermuda and by Spectramind Limited, Mauritius there will be no issue and allotment of equity shares of the TRANSFEREE COMPANY to the shareholders of the TRANSFEROR COMPANY upon the scheme becoming effective. TRANSFEROR COMPANY undertakes not to effect any change in its equity share capital till this scheme comes into effect. Upon the Coming into effect of this Scheme, the investment made by the TRANSFEREE COMPANY in the equity share capital of the TRANSFEROR COMPANY shall stand cancelled and no fresh shares shall be issued to the TRANSFEREE COMPANY.

ACCOUNTING TREATMENT IN THE BOOKS OF THE TRANSFEREE COMPANY

13.	Upon the Scheme becoming effective, except as otherwise provided herein, the accounting treatment in the books of accounts of the TRANSFEREE COMPANY shall be in accordance with the applicable Accounting Standards issued by the Institute of Chartered Accountants of India.

14.	Upon the coming into effect of this Scheme, an amount representing the excess of the value of the assets over the liability of the TRANSFEROR COMPANY after making such adjustments as the Board of Directors of the TRANSFEREE COMPANY may decide shall be reflected as the General Reserve in the Books of the TRANSFEREE COMPANY.

15.	Goodwill arising, if any, shall be fully adjusted against the balance in the Profit and Loss Account of the TRANSFEREE COMPANY on Amalgamation.

16.	Amounts equal to the balances lying in the Capital Redemption Reserve Account, General Reserve Account, Preference Shares Redemption Reserves Account, Profit and Loss and/or any other account and/or any other reserves of the TRANSFEROR COMPANY shall be credited to the corresponding accounts of the TRANSFEREE COMPANY.

CONDITIONALITY OF THE SCHEME

17.	This Scheme is and shall be conditional upon and subject to:

(i)	The approval by the requisite majorities of the members of the TRANSFEREE COMPANY and the TRANSFEROR COMPANY as required under the Acts and any other sanctions and approvals as may be required by law in respect of the Scheme being obtained including an order of the High Court of Karnataka at Bangalore being obtained.

(ii)	The certified copy of the Order of the High Court of Karnataka sanctioning the Scheme being filed with the Registrar of Companies, Karnataka.

(iii)	This Scheme, although to come into operation from the Appointed Date, shall not become effective until the last of the following dates, namely :

a.	That on which the last of the aforesaid consents, approvals, permissions, assignments and orders as mentioned in clause 17 shall be obtained or passed.

b.	That on which the all necessary certified copies of orders under Section 391 to 394 of the Act shall be duly filed with the Registrar of Companies. The last such dates shall be the ‘Effective Date’ for the purpose of this Scheme.

IT IS CLARIFIED THAT the scheme shall become effective from the Effective Date however, it shall be operative from the Appointed Date.

DISSOLUTION OF TRANSFEROR COMPANY

18.	Upon the Scheme becoming effective, the TRANSFEROR COMPANY shall be dissolved without winding up pursuant to the provisions Section 394 of the Companies Act, 1956 without further acts by parties and its name shall be struck off from the list of Companies maintained by the Registrar of Companies, Karnataka.

APPLICATIONS TO THE HIGH COURT

19.	The TRANSFEROR COMPANY and TRANSFEREE COMPANY shall with all reasonable diligence make and pursue applications to the High Court of Karnataka for sanction and carrying out of the Scheme.

MODIFICATIONS OR AMENDMENTS TO THE SCHEME

20.	The TRANSFEROR COMPANY and the TRANSFEREE COMPANY (by their respective Boards of Directors) may assent on behalf of all concerned to any modification(s) or amendments in this Scheme which the Court and/or any other authorities may deem fit to direct or impose or which may otherwise be considered necessary or desirable for settling any question or doubt or difficulty that may arise in implementing and/or carrying out of the Scheme and the TRANSFEROR COMPANY and the TRANSFEREE COMPANY (by their respective Boards of Directors) and after the dissolution of the TRANSFEROR COMPANY, the TRANSFEREE COMPANY (by its Board of Directors) be and are hereby authorized to take such steps and do all acts, deeds and things as may be necessary, desirable or proper to give effect to this Scheme and to resolve any doubts, difficulties or questions whether by reason of any orders of the Courts or of any directive or orders of any other authorities or otherwise howsoever arising out of, under or by virtue of this Scheme and/or any matters concerning or connected therewith.

21.	The TRANSFEROR COMPANY (by its Board of Directors) and the TRANSFEREE COMPANY (by its Board of Directors), either by themselves or through a committee appointed by them in this behalf, may give such directions as they may consider necessary to settle any question or difficulty arising under the Scheme or in regard to and of the meaning or interpretation of the Scheme or implementation thereof or in any matter whatsoever connected therewith or to review the position relating to the satisfaction of various conditions to the scheme and if necessary, to waive any of those (to the extent permissible under law).

22.	In the event any of the conditions that may be imposed by the Court and/or Authority, while sanctioning the Scheme, which the Board of Directors of the TRANSFEROR COMPANY and the TRANSFEREE COMPANY may find unacceptable for any reason, then the TRANSFEROR COMPANY and TRANSFEREE COMPANY are at liberty to withdraw from the Scheme.

EFFECT OF NON RECEIPT OF APPROVALS

23.	In the event any of the approvals or conditions enumerated in the Scheme not being obtained or complied, or for any other reason, the Scheme cannot be implemented, the respective Board of Directors of the TRANSFEREE COMPANY and the TRANSFEROR COMPANY shall mutually waive/modify such conditions as they consider appropriate to give effect, as far as possible, to this Scheme and failing such mutual agreement, or in case the Scheme is not sanctioned by the Courts by December 31, 2006 or such other date as may be fixed by the Boards of Directors of the TRANSFEREE COMPANY and the TRANSFEROR COMPANY the Scheme shall be become null and void and each party shall bear and pay their respective costs, charges and expenses in connection with the Scheme.

24.	If any part of this Scheme is found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of the TRANSFEROR COMPANY and the TRANSFEREE COMPANY, affect the validity or implementation of the other parts and/or provisions of this Scheme.

COSTS CHARGES AND EXPENSES

25.	All costs, charges, taxes including duties, levies and all other expenses, if any, (save as expressly otherwise agreed) of the TRANSFEROR COMPANY and the TRANSFEREE COMPANY respectively in relation to or in connection with negotiations leading upto the Scheme and or carrying out and completing the terms and provisions of this Scheme and of and incidental to the completion of amalgamation in pursuance of this Scheme shall be borne and paid by the TRANSFEREE COMPANY.

IN THE HIGH COURT OF KARNATAKA AT BANGALORE

Original Jurisdiction

In the matter of Companies Act, 1956

a n d

In the matter of Sections 391 to 394 of the Companies Act, 1956

a n d

In the matter of WIPRO LIMITED

a n d

In the matter of Scheme of Amalgamation of Wipro BPO Solutions Limited with
WIPRO Limited

Company Application No. 503 of 2005

Wipro Limited,
Registered Office :
Doddakannelli, Sarjapur Road,
Bangalore-560 035	APPLICANT/TRANSFEREE COMPANY

FORM OF PROXY

I/We the undersigned, being Equity Shareholders of WIPRO Limited, the above named Applicant / Transferee Company hereby appoint Mr./ Mrs.                                                              and failing him/her Mr. / Mrs.                                          as my/our proxy, to act for me/us at the meeting of Equity Shareholders to be held at the registered office of the Applicant/Transferee Company at Doddakannelli, Sarjapur Road, Bangalore on Thursday, the 21st day of July, 2005 at 05.15 P.M. for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation of WIPRO BPO Solutions Limited, the Transferor Company with WIPRO Limited, the Applicant / Transferee Company and at such meeting and at any adjournment/adjournments thereof, to vote, for me/us and in my/our name (s)                                        *(here, if for, insert “FOR”, if against, insert “AGAINST”, and in the latter case, strike out the words below after “Scheme of Amalgamation”) the said Scheme of Amalgamation either with or without modification as my proxy may approve.

* (strike out what is not necessary)

Date this       day of       2005

Name(s):

Signature with

one rupee
Revenue
Address	Stamp

Folio No/ Client ID No :
DP ID No.
No. of Shares

Notes :

1.	Proxy must be deposited at the Registered Office of the Applicant Company at Doddakannelli, Sarjapur Road, Bangalore-560 035, not later than 48 hours before the meeting.

2.	All alterations made in the form of Proxy must be initialled.

3.	In case of multiple proxies, proxy later in time shall be accepted.

WIPRO LIMITED

Regd. Office: Doddakannelli, Sarjapur Road, Bangalore-560 035

ATTENDANCE SLIP

I/We hereby record my/our presence at the Court Convened Meeting of the Equity Shareholders of the Company held at the registered office of the company situated at Doddakannelli, Sarjapur Road, Bangalore-560 035, at 05.00 P.M. on Thursday, the 21st day of July, 2005

NAME (S) OF THE SHAREHOLDERS (S) / PROXY (IN BLOCK LETTERS)
FOLIO NO/ CLIENT ID NO.
DP ID NO.
NO. OF SHARES HELD
SIGNATURE OF THE SHAREHOLDER(S) / PROXY

Note : Shareholder/Proxyholder, as the case may be, is requested to sign and hand over this slip at the entrance of the meeting venue.

TO THE REGISTERED HOLDERS OF
AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING EQUITY SHARES OF
WIPRO LIMITED

JPMorgan Chase Bank, N.A. (the “Depositary’) has received advice that a Court Meeting (the “Meeting”) of Wipro Limited (the “Company”) will be held at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore, on Thursday, July 21, 2005, at 5:15 p.m., for the purposes set forth below.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your American Depositary Receipt(s) for or against the Resolution, to be proposed at the Court Meeting, kindly execute and forward to JPMorgan Chase Bank, N.A. the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against the Resolution. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., July 14, 2005. Only the registered holders of record at the close of business June 1, 2005, will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, N.A., Depositary

Dated: June 27, 2005

[WIBPO — WIPRO LIMITED] [FILE NAME: WIBPO1.ELX] [VERSION — (1)] [06/21/05 (06/21/05)]

DETACH HERE	WIBPO1

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	WIBPO

WIPRO LIMITED

RESOLUTION

	For	Against
Merger of Wipro BPO Solutions Limited with Wipro Limited.	☐	☐

Mark box at right if an address change has been noted on the reverse of this card.	☐

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.	☐

Please be sure to sign and date this Voting Instruction Card.

ADR Holder		Co-owner
sign here:	Date:	sign here:	Date:

[WISPE — WIPRO LIMITED] [FILE NAME: WISPE2.ELX] [VERSION — (1)] [06/21/05 (06/21/05)]

DETACH HERE	WISPE2

WIPRO LIMITED

JPMorgan Chase Bank, N.A., Depositary
P.O. Box 43062, Providence, RI 02940-5115

The undersigned, a registered holder of American Depositary Receipt(s) representing Equity Shares of Wipro Limited, of record June 1, 2005, hereby requests and authorizes JPMorgan Chase Bank, N.A., Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Equity Shares of the Company represented by such American Depositary Receipt(s), on the Special Resolution at the Court Meeting of the Company to be held at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore, on Thursday, July 21, 2005, at 5:30 p.m., or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box indicating that you wish to give a discretionary proxy to a person designated by the Company, the underlying Equity Shares represented by such American Depositary Receipt(s) will be voted by such person in his or her discretion. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such American Depositary Receipt(s) will be voted by the Depositary FOR the Resolution at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., July 14, 2005.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?